Financial statements and review

4th quarter 2010



2010 FOURTH QUARTER RESULTS

Statoil's strategy update, fourth quarter and preliminary 2010 Operating and Financial Review

Statoil today presents its fourth quarter results and its Strategy Update. Statoil's fourth quarter 2010 net operating income was NOK 42.8 billion, compared to NOK 33.5 billion in the fourth quarter of 2009. In 2010, net operating income was NOK 137.2 billion compared to NOK 121.6 billion in 2009.

"Whilst production volumes were below our expectations in the second part of the year due to high maintenance, specific operational issues and reduced production permits, Statoil continues to deliver strong financial results and cash flows", says Statoil's CEO Helge Lund.

Fourth quarter and annual results 2010

The quarterly operating income was NOK 42.8 billion, compared to NOK 33.5 billion in the same quarter last year. It was mainly affected by a 23% increase in the average prices for liquids measured in NOK, a 17% increase in average gas prices, a 3% increase in liftings of gas volumes and increased refinery margins. This was partly offset by an 8% decline in lifted volumes of liquids and an 8% increase in exploration expenses.

Adjusted earnings in the fourth quarter 2010 were NOK 40.8 billion, compared to NOK 34.4 billion in the fourth quarter 2009.

Net income in the fourth quarter of 2010 was NOK 9.7 billion compared to NOK 7.1 billion in the same period last year. This result reflects higher prices for both liquids and gas, partly offset by reduced liftings, increased net financial losses and higher taxes. In 2010, net income was NOK 37.6 billion, a substantial increase since 2009 when net income was NOK 17.7 billion, mainly because of higher prices for liquids.

Adjusted earnings after tax were NOK 10.8 billion in the fourth quarter of 2010. Adjusted earnings after tax exclude the effect of tax on net financial items, and represent an effective adjusted tax rate of 74% in the fourth quarter of 2010. In 2010, adjusted earnings after tax were NOK 42.0 billion and the effective adjusted tax rate was 71%.

Statoil's **equity production** in 2010 was 1,888 mboe per day, a 4% decrease from the prior year, primarily due to a combination of natural production decline, operational issues and higher maintenance activity. Total equity production was 1,945 mboe per day in the fourth quarter of 2010 compared to 2,057 mboe per day in the fourth quarter of 2009.

The board of directors is proposing a dividend of NOK 6.25 per share for 2010.

"2010 was an important year for the strategic development of Statoil. We executed a successful IPO of our retail activities, demonstrated value creation through the partial sale of our operated assets in Brazil and Canada, and sanctioned nine projects.

We also accessed new high potential exploration acreage. The reserve replacement ratio grew to 87% for 2010, and we have the resource base to improve this ratio going forward. Statoil has a high quality portfolio of yet-to-be-sanctioned projects that is expected to give attractive returns for our shareholders in the future," says Lund.

	Fourth quarter			For the year ended		
	2010	2009	Change	2010	2009	Change
Net operating income (NOK billion)	42.8	33.5	28 %	137.2	121.6	13 %
Adjusted earnings (NOK billion)	40.8	34.4	19 %	142.8	130.7	9 %
Net income (NOK billion)	9.7	7.1	37 %	37.6	17.7	>100 %
Earnings per share (NOK)	2.99	2.25	44 %	11.94	5.75	>100 %
Average liquids price (NOK/bbl) [3]	499	405	23 %	462	364	27 %
Average gas prices (NOK/scm)	1.84	1.57	17 %	1.72	1.90	(10 %)
Equity production (mboe per day)	1,945	2,057	(5 %)	1,888	1,962	(4 %)

Strategy Update

"We are positioned to deliver a compound annual production growth rate of around 3% from 2010 - 2012. However, due to the constraints of existing production permits and the temporary issues at Gullfaks, this growth will not be linear. We expect production for 2011 to be around the 2010 level, or slightly below," says Lund.

Statoil is involved in 13 fields that are being developed with a planned start-up by 2012, expected to add around 200 mboe per day. In addition 150 mboe per day are expected to be added from the ramp-up of newly started fields. Statoil expects 40 additional projects to be sanctioned over the next two years at competitive break-even prices.

Statoil's CEO confirms that the strategy as a technology driven upstream company remains firm.

"We expect to continue to demonstrate substantial value creation from the Norwegian continental shelf (NCS). The NCS still has a large resource base with significant yet to find volumes, and we have the experience and the competence to exploit its full potential. The decline at mature fields is as envisaged, and we expect new projects with competitive break-even prices to deliver significant future growth. We see production outlook as being stable towards 2020 on the NCS," says Lund.

"We officially started production from Leismer in Canada in January 2011 and expect to start Peregrino in Brazil towards the end of first quarter of 2011, establishing Statoil as a genuinely international operator. We expect to increase our exploration activity in 2011 and will continue the pursuit of attractive exploration acreage. We will continue to mature our portfolio of international projects, laying the foundation for growth beyond 2012," Lund says.

Statoil expects a capital expenditure of around USD 16 billion and an exploration activity of around USD 3 billion in 2011.

Highlights since third quarter 2010:

- Equity production has decreased by 5% from fourth quarter 2009 to 1,945 mboe per day. In 2010, equity production is down 4% to 1,888 mboe per day.
- Entitlement production is 1,768 mboe per day, down 5% compared to fourth quarter 2009.
- Average liquids prices measured in NOK are up 23%, average gas prices are up 17% and refining margins in USD are up 62% from fourth quarter last year.
- The 2010 reserve replacement ratio is 87%, up from 73% in 2009. The three year average reserve replacement ratio is 64%.
- On 7 November production started from Gjøa on the NCS according to plan and operatorship was transferred to GDF Suez.
- On 23 November Statoil announced the agreement with PTT Exploration and Production (PTTEP) of Thailand to sell a 40% interest in the Kai Kos Dehseh oil sand development in Northern Alberta in Canada. The transaction was closed on 21 January.
- On 27 November the Preliminary Development Plan (PDP) for West Qurna Early Phase in Iraq was approved by the South Oil Company.
- On 2 December production started from both Vega and Vega South on NCS according to plan.
- On 21 January 2011 the plan for development and operation (PDO) was submitted to the Norwegian Ministry of Petroleum and Energy for Visund South.
- On 24 January 2011 Sonangol announced the Angolan nomination of Statoil for operatorship in two, and participation in additional three, pre-salt blocks offshore Angola.
- On 27 January 2011 Statoil announced first oil on the Leismer Demonstration Project in Canada.

OPERATIONAL REVIEW

Fourth quarter

Total liquids and gas entitlement **production** in the fourth quarter of 2010 was 1,768 mboe per day, compared to 1,852 mboe per day in the fourth quarter of 2009. Total equity production [9] was 1,945 mboe per day in the fourth quarter of 2010 compared to 2,057 mboe per day in the fourth quarter of 2009.

The 5% decrease in total equity production was primarily caused by natural production decline on mature fields and fields in the Independence Hub in the US Gulf of Mexico, various operational issues both in Angola and on the Norwegian Continental Shelf, mainly related to the Gullfaks, Oseberg and Kristin fields. Decreased gas nominations from the Shah Deniz field in Azerbaijan and maintenance activities related to the gas export system at Kårstø and Kollsnes also added to the reduction. High gas deliveries on Troll and Oseberg, increased volumes from Snøhvit, and start up of production from new fields only partly compensated for the fourth quarter decrease in equity production.

Entitlement production was also down 5%, heavily impacted by the drop in equity production described above. The average negative PSA effect was 176 mboe per day in the fourth quarter of 2010 compared to 205 mboe per day in the fourth quarter last year when PSA effect was relatively higher than normal. The change was mainly a result of lower equity production, only partly offset by higher government take through profit tranches regarding fields in Angola, and higher prices for liquids and gas leading to lower entitlement shares.

Operational data	Fourth quarter			For the year ended		
	2010	2009	Change	2010	2009	Change
Average liquids price (USD/bbl)	84.1	71.3	18 %	76.5	58.0	32 %
USDNOK average daily exchange rate	5.93	5.68	4 %	6.05	6.28	(4 %)
Average liquids price (NOK/bbl) [3]	499	405	23 %	462	364	27 %
Average gas prices (NOK/scm)	1.84	1.57	17 %	1.72	1.90	(10 %)
Refining margin, FCC (USD/boe) [4]	5.5	3.4	62 %	5.4	4.3	26 %
Total entitlement liquids production (mboe per day)[5]	960	1,068	(10 %)	968	1,066	(9 %)
Total entitlement gas production (mboe per day)	809	784	3 %	738	740	(0 %)
Total entitlement liquids and gas production (mboe per day) [6]	1,768	1,852	(5 %)	1,705	1,806	(6 %)
Total equity gas production (mboe per day)	839	810	4 %	766	760	1 %
Total equity liquids production (mboe per day)	1,105	1,247	(11 %)	1,122	1,202	(7 %)
Total equity liquids and gas production (mboe per day)	1,945	2,057	(5 %)	1,888	1,962	(4 %)
Total liquids liftings (mboe per day)	985	1,074	(8 %)	969	1,045	(7 %)
Total gas liftings (mboe per day)	809	784	3 %	738	740	(0 %)
Total liquids and gas liftings (mboe per day) [7]	1,794	1,858	(3 %)	1,706	1,785	(4 %)
Production cost entitlement volumes (NOK/boe, last 12 months) [8]	42.8	38.4	11 %	42.8	38.4	11 %
Production cost equity volumes (NOK/boe, last 12 months)	38.6	35.3	9 %	38.6	35.3	9 %
Equity production cost excluding restructuring and gas injection cost (NOK/boe, last 12 months) [9]	37.9	35.3	7 %	37.9	35.3	7 %

Total **liftings** of liquids and gas were 1,794 mboe per day in the fourth quarter of 2010, a 3% decrease from 1,858 mboe per day in the fourth quarter of 2009. The decrease in lifting is a result of the decrease in entitlement production, partly offset by increased overlift compared to the fourth quarter last year. In the fourth quarter of 2010 there was an overlift of 39 mboe per day [5], compared to an overlift of 16 mboe per day in the fourth quarter of 2009.

Refining margins (FCC) were USD 5.50 per barrel in the fourth quarter of 2010, an increase compared to the fourth quarter of 2009 when refining margins were USD 3.40.

Production cost per boe of entitlement volumes was NOK 42.8 for the 12 months ended 31 December 2010, compared to NOK 38.4 for the 12 months ended 31 December 2009 [8]. Based on equity volumes, the production cost per boe for the two periods was NOK 38.6 and NOK 35.3, respectively.

The adjusted production cost per boe of equity production for the 12 months ended 31 December 2010 was NOK 37.9 [9]. The comparable figure for the 12 months ended 31 December 2009 was NOK 35.3. Adjustments to production cost include restructuring costs and other costs arising from the merger recorded in the fourth quarter of 2007 that were partially reversed in the fourth quarters of 2009 and 2010 and gas injection costs.

The increase in adjusted production cost per boe is mainly related to the lower equity production. Also, currency effects from the strengthening of USD versus NOK in the most recent 12 month period compared to the 12 months ended 31 December 2009, and cost from fields preparing for production start up, such as Peregrino in Brazil and Leismer Demonstration Project in Canada, added to the increase.

In the fourth quarter of 2010, a total of seven **exploration wells** were completed before 31 December 2010, four on the NCS and three internationally. Two wells were announced as discoveries, of which one was drilled outside the NCS.

Major business developments since third quarter 2010:

- The production started from Gjøa, Vega and Vega Sør on the NCS.
- The announcement of first oil from the Leismer Demonstration Project (LDP) in Canada.
- The election of Statoil for operatorship and participation in several pre-salt blocks offshore Angola. Formal granting of licenses is subject to decision on any appeal and successful negotiation of contractual terms.
- The agreement with OMV in Norway regarding a swap of interests in two licences in the Barents Sea.
- The submission of the plan for development and operation (PDO) on Visund South.
- The approval for development on the Chevron-operated Big Foot project in the US Gulf of Mexico.
- The agreement with Marathon to acquire a 20% interest in the Gudrun project, and a 12.5% interest in the Eirin discovery in the Sleipner area.
- The agreement with PTT Exploration and Production (PTTEP) of Thailand to sell a 40% interest in its oil sands project in Alberta, Canada. The transaction was closed on 21 January 2011.
- The completion and start up of full operation on the combined heat and power plant at Mongstad.
- Our commitments related to regassification capacity in the Unites States have been significantly reduced through renegotiation of the agreement with Dominion.
- The subsidiary Statoil Fuel & Retail ASA was listed on the Oslo Stock Exchange.

In 2010

Total liquids and gas entitlement **production** in 2010 was 1,705 mboe per day, down 6% from 1,806 mboe per day in 2009. Total equity production was 1,888 mboe per day, down 4% from 1,962 mboe per day in 2009.

The decrease in total equity production in 2010 compared to 2009 was primarily due to relatively higher maintenance activity, limitations to the gas transportation system from the Norwegian Continental Shelf (NCS) due to maintenance, production permit restrictions at Ormen Lange, various operational issues and expected natural production decline on several mature fields. The decrease in equity production was partly compensated by production from start up of new fields and ramp up on existing fields.

The average negative PSA effect on entitlement production was 182 mboe per day in 2010 compared to 156 mboe per day in 2009. The increase was a result of changes in profit tranches for some of our fields in Angola and higher prices leading to reduced entitlement shares.

Total liquids and gas **liftings** in 2010 were 1,706 mboe per day, compared to 1,785 mboe per day in 2009. The 4% decrease in lifting is based on the decrease in entitlement production as described above. In 2010 there was an overlift position of 14 mboe per day. In 2009, there was an underlift position of 7 mboe per day.

Refining margins (FCC) were USD 5.40 per barrel in 2010, a 26% increase compared to 2009 when refining margins were USD 4.30.

In 2010, Statoil completed 35 **exploration wells**, 17 on the NCS and 18 internationally. A total of 18 wells were announced as discoveries in the period, 12 on the NCS and six internationally.

Proved reserves at the end of 2010 were 5,325 mmboe, compared to 5,408 mmboe at the end of 2009, a decrease of 83 mmboe. In 2010, 522 mmboe were added through revisions, extensions and discoveries, compared to additions of 481 mmboe in 2009, also through revisions, extensions and discoveries.

The **reserve replacement ratio** was 87% in 2010, compared to 73% in 2009, while the average three-year replacement ratio, including the effects of sales and purchases, was 64% at the end of 2010, unchanged from 2009. The gradually improving reserve replacement ratio reflects the production level and the time it takes to mature the significant number of discoveries and the latest acquisitions sufficiently to warrant a reclassification from unproved reserves to proved reserves.

FINANCIAL REVIEW



| Net operating income | Earnings per share | Net income |

Fourth quarter

In the fourth quarter of 2010, **net operating income** was NOK 42.8 billion, compared to NOK 33.5 billion in the fourth quarter of 2009. Revenues were considerably impacted by higher liquids and gas prices and higher volumes of gas sold, and were only partly offset by the decrease in volumes of liquids sold.

Purchases (net of inventory variation) represent Statoil's purchases of SDFI and 3rd party volumes which increased by 22% compared to fourth quarter 2009, mainly due to higher prices of liquids measured in NOK. Operating expenses were down 14% to NOK 13.5 billion and selling, general and administration expenses were down by 38% to NOK 1.4 billion.

IFRS income statement	Fourth quarter			For the year ended		
(in NOK billion)	2010	2009	Change	2010	2009	Change
REVENUES AND OTHER INCOME						
Revenues	143.0	122.6	17 %	526.7	462.3	14 %
Net income (loss) from associated companies	(0.1)	0.6	>(100) %	1.1	1.8	(36 %)
Other income	0.3	1.2	(76 %)	1.8	1.4	32 %
Total revenues and other income	143.3	124.4	15 %	529.6	465.4	14 %
OPERATING EXPENSES						
Purchase [net of inventory variation]	67.7	55.5	22 %	257.4	205.9	25 %
Operating expenses	13.5	15.7	(14 %)	57.5	56.9	1 %
Selling, general and administrative expenses	1.4	2.2	(38 %)	11.1	10.3	7 %
Depreciation, amortisation and net impairment losses	12.6	12.5	0 %	50.6	54.1	(6 %)
Exploration expenses	5.3	4.9	8 %	15.8	16.7	(5 %)
Total operating expenses	(100.5)	(90.8)	(11 %)	(392.4)	(343.8)	(14 %)
Net operating income	42.8	33.5	28 %	137.2	121.6	13 %
Net financial items	(5.0)	(1.3)	>100 %	(0.4)	(6.7)	94 %
Income tax	(28.2)	(25.2)	(12 %)	(99.2)	(97.2)	(2 %)
Net income	9.7	7.1	37 %	37.6	17.7	>100 %

Net operating income includes certain items that management does not consider to be reflective of Statoil's underlying operational performance. Management adjusts for these items to arrive at adjusted earnings. **Adjusted earnings** are a supplemental non-GAAP measure to Statoil's IFRS measure of net operating income which management believes provides an indication of Statoil's underlying operational performance in the period and facilitates a better evaluation of operational developments between periods.

In the fourth quarter of 2010, impairment losses net of reversals (NOK 0.1 billion) and lower fair value of derivatives (NOK 2.3 billion) had a negative impact on net operating income while overlift (NOK 1.0 billion), lower values of products in operational storage (NOK 0.4 billion), gain on sale of assets

(NOK 0.2 billion) and other accruals (NOK 3.0 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.2 billion), **adjusted earnings** were NOK 40.8 billion in the fourth quarter of 2010, an increase of 19% compared to last year.

In the fourth quarter of 2009, impairment losses net of reversals (NOK 1.3 billion), other accruals (NOK 0.1 billion) and lower fair value of derivatives (NOK 0.2 billion), negatively impacted net operating income, while overlift (NOK 0.1 billion), higher values of products in operational storage (NOK 0.6 billion) and reversals of restructuring costs related to the NCS (NOK 0.3 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.3 billion), adjusted earnings were 34.4 billion in the fourth quarter of 2009.

The increase in adjusted earnings was mainly attributable to higher liquids and gas prices, partly offset by lower volumes of liquids sold because of reduced production. The 5% reduction in equity production from fourth quarter 2009 to fourth quarter 2010 was mainly attributable to operational issues and declining production from mature fields.

Adjusted purchase, net of inventory variation increased by 21% mainly due to higher prices of liquids.

Adjusted operating expenses in the fourth quarter 2010 were NOK 14.8 billion, down 4% compared to the same period last year mainly due to decreased operating plant expenses and reduced transportation costs because of lower production. This was partly offset by increased royalties and preparation costs related to start up of production. **Adjusted selling, general and administrative expenses** were NOK 2.9 billion, up NOK 0.8 billion compared to the same period last year mainly because of increased administrative costs associated with preparation for increased production, partly compensated by general cost saving initiatives.

Adjusted depreciation, amortisation and net impairment losses were largely unchanged at NOK 12.6 billion mainly due to increased reserves booking and lower production, and were offset by the increase in depreciation because of new fields coming on stream.

Adjusted exploration expenses increased by NOK 1.6 billion compared to the same period last year mainly due to higher drilling costs because of more expensive wells, expensing of capitalised exploration cost from previous periods, lower capitalisation of drilling costs and relatively higher owner share in wells drilled this quarter compared to the same period last year. The increase was only partly offset by reduced expenses from expenditures capitalised previous years.

Adjusted earnings	Fourth quarter			For the year ended		
(in NOK billion)	2010	2009	Change	2010	2009	Change
Adjusted total revenues and other income	144.5	124.3	16 %	530.0	465.7	14 %
Adjusted purchase [net of inventory variation]	68.1	56.2	21 %	258.0	208.1	24 %
Adjusted operating expenses	14.8	15.4	(4 %)	57.5	58.5	(2 %)
Adjusted selling, general and administrative expenses	2.9	2.1	37 %	10.4	10.1	3 %
Adjusted depreciation, amortisation and impairment	12.6	12.5	0 %	45.8	47.0	(2 %)
Adjusted exploration expenses	5.2	3.6	45 %	15.5	11.3	37 %
Adjusted earnings [11]	40.8	34.4	19 %	142.8	130.7	9 %

Financial data	Fourth quarter			For the year ended		
	2010	2009	Change	2010	2009	Change
Weighted average number of ordinary shares outstanding	3,181,898,315	3,182,914,686	-	3,182,574,787	3,183,873,643	-
Earnings per share (NOK)	2.99	2.25	33%	11.94	5.75	>100 %
Non-controlling interests (NOK billion)	(0.1)	0.1	>(100) %	0.4	0.6	(27%)
ROACE adjusted (last 12 months)	14.2 %	14.3 %	0%	14.2 %	14.3 %	0%
Cash flows provided by operating activities (NOK billion)	13.4	11.8	14%	80.8	73.0	11%
Gross investments (NOK billion)	25.7	18.7	37%	84.6	84.3	0%
Net debt to capital employed ratio	24.6 %	27.3 %	(10%)	24.6 %	27.3 %	(10%)

Net financial items amounted to a loss of NOK 5.0 billion in the fourth quarter of 2010, compared to a loss of NOK 1.3 billion in the fourth quarter of 2009. The loss in the fourth quarter of 2010 was primarily due to fair value losses on interest rate swap positions related to the interest rate management of external loans of NOK 4.3 billion. Correspondingly, the loss in the fourth quarter of 2009 was primarily due to fair value losses on interest rate swap positions related to the interest rate management of external loans of NOK 2.4 billion, partly offset by foreign exchange losses of NOK 1.7 billion.

The fair value losses on interest rate swap positions were caused by increasing USD interest rates during the fourth quarter of 2010.

Adjusted for these factors, foreign exchange effects on the financial income and impairment of assets, net financial items before tax would amount to a loss of approximately NOK 0.2 billion for the period. In the fourth quarter of 2009, net financial items excluding foreign exchange and interest rate derivatives before tax amounted to a loss of NOK 0.2 billion.

Net financial items in the fourth quarter of 2010 (in NOK billion)	Interest income	Net foreign exchange	Interest expense	Net before tax	Estimated tax effect *	Net after tax
Financial items according to IFRS	0.5	0.0	(5.4)	(5.0)	1.9	(3.0)
Foreign exchange (FX) impacts (incl. derivatives)	0.4	0.0		0.4		
Interest rate (IR) derivatives			4.3	4.3		
Subtotal	0.4	0.0	4.3	4.8	(1.9)	2.9
Financial items excluding FX and IR derivatives	0.9	0.0	(1.1)	(0.2)	0,1	(0.1)

Exchange rates	31 December 2010	30 September 2010	31 December 2009
USDNOK	5.86	5.84	5.78
EURNOK	7.81	7.97	8.32

Income taxes were NOK 28.2 billion in the fourth quarter of 2010, equivalent to an effective tax rate of 74.4 %, compared to NOK 25.2 billion in the fourth quarter of 2009, equivalent to an effective tax rate of 78.1%. The variance in effective tax rates between the periods is mainly explained by reversal of cost accruals for onerous contracts in the fourth quarter of 2010 with lower than average tax rate. The decreased effective tax rate in the fourth quarter of 2010 was also caused by relatively lower income from the NCS which is subject to higher than average tax rate. This was partly offset by accruals in the fourth quarter of 2010 for contingent liabilities in International E&P and loss on financial items in the fourth quarter of 2010 with a lower than average tax rate.

In the fourth quarter of 2010, income before tax amounted to NOK 37.8 billion, while taxable income was estimated to be NOK 0.4 billion higher. The estimated difference of NOK 0.4 billion arose in companies that are taxable in other currencies than the functional currency. The tax effect of this estimated difference contributed to a tax rate of 74.4 %. Management provides an alternative tax measure that excludes items not directly related to underlying operational performance. Adjusted earnings after tax, which exclude net financial items and tax on net financial items, is an alternative measure which provides an indication of Statoil's tax exposure to its underlying operational performance in the period, and management believes that this measure better facilitates a comparison between periods.

Composition of tax expense and effective tax rate in the fourth quarter of 2010	Before tax	Tax	Tax rate	After tax
Adjusted earnings	40.8	(30.0)	74 %	10.8
Adjustments	2.0	(0.1)	4 %	1.9
Net operating income	42.8	(30.1)	70 %	12.7
Financial items	(5.0)	1.9	39 %	(3.1)
Total	37.8	(28.2)	74 %	9.7

Adjusted earnings after tax in the fourth quarter of 2010 were NOK 10.8 billion, up from NOK 9.7 billion in the fourth quarter of 2009. The tax rate on adjusted earnings was 74% and 72% in the fourth quarter of 2010 and 2009, respectively. The high tax rate on adjusted earnings in the fourth quarter of 2010 for International E&P is mainly explained by increased provision for contingent liabilities and increased expenses without effective tax shield.

Adjusted earnings after tax by segment	Fourth quarter					
	2010			2009		
	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	32.0	23.7	8.3	27.0	20.2	6.9
International E&P	4.1	3.3	0.9	3.4	1.6	1.8
Natural Gas	3.5	2.8	0.8	4.0	3.1	0.9
Manufacturing & Marketing	0.9	0.2	0.7	0.2	(0.3)	0.5
Fuel & Retail	0.4	0.1	0.3	0.2	0.1	0.1
Other	(0.2)	(0.1)	(0.1)	(0.4)	0.0	(0.4)
Adjusted earnings [11]	40.8	30.0	10.8	34.4	24.7	9.7

In the fourth quarter of 2010, **net income** was NOK 9.7 billion compared to NOK 7.1 billion last year. The 37% increase stems primarily from the increase in operating income caused by higher prices for both liquids and gas, higher volumes of gas sold, lower net impairment losses and higher gains on derivatives. This was only partly offset by increased loss on financial items, the drop in production volumes, higher prices for volumes purchased and increased exploration expenses primarily caused by expensing of exploration expenditures capitalised in previous periods and higher drilling costs because of more expensive wells.

In the fourth quarter of 2010, **earnings per share** based on net income were NOK 2.99 compared to NOK 2.25 in the fourth quarter of 2009.

In 2010

In 2010, the **net operating income** was NOK 137.2 billion, compared to NOK 121.6 billion last year. The increase is mainly due to higher prices for liquids, partly offset by lower gas prices, reduced volumes of liquids sold, loss on derivatives and a provision for an onerous contract.

Purchases (net of inventory variation) increased by 25%, mainly due to higher prices of liquids measured in NOK. Operating expenses increased by NOK 0.6 billion and selling, general and administration expenses increased by NOK 0.8 billion significantly affected by a provision for an onerous contract. Depreciation, amortisation and net impairment losses decreased by 6% in 2010 compared to last year, mainly due to lower entitlement volumes. Exploration expenses were down 5% compared to 2009 mainly because of lower drilling activity.

In 2010, impairment losses net of reversals (NOK 4.8 billion), lower fair value of derivatives (NOK 2.9 billion) and other accruals (NOK 0.9 billion) negatively impacted net operating income, while overlift (NOK 1.4 billion), higher values of products in operational storage (NOK 0.6 billion) and gain on sale of assets (NOK 1.3 billion) had a positive impact on net operating income. Adjusted for these items and effects of eliminations (NOK 0.1 billion), **adjusted earnings** were NOK 142.8 billion in 2010.

In 2009, both impairment losses net of reversals (NOK 12.2 billion) and underlift (NOK 1.2 billion) negatively impacted net operating income, while higher fair value of derivatives (NOK 2.2 billion), higher values of products in operational storage (NOK 2.1 billion), other accruals (NOK 1.3 billion), gain on sale of assets (NOK 0.5 billion) and reversals of restructuring costs (NOK 0.3 billion) all had a positive impact on net operating income. Adjusted for these items and effects of eliminations (NOK 2.1 billion), adjusted earnings were NOK 130.7 billion in 2009.

The 9 % increase in adjusted earnings from 2009 to 2010 stems primarily from the increase in prices for liquids, only partly offset by lower gas prices and reduced volumes of liquids sold.

Adjusted operating expenses were NOK 57.5 billion in 2010, down NOK 1.0 billion compared to last year. The reduction is mainly attributable to lower transportation costs because of lower production and cost saving initiatives. This was only partly offset by higher operating cost related to preparation for start up on new fields. **Adjusted selling, general and administrative expenses** were NOK 10.4 billion in 2010, up NOK 0.3 billion compared to last year. Combined, the Operating expenses and Selling, general and administrative costs have been reduced, which demonstrates good cost control in 2010.

Adjusted exploration expenses increased by 37% due to more expensive wells and increased expense of capitalised exploration cost from previous years. Adjusted depreciation, amortisation and net impairment losses decreased by 2%, mainly because of lower production volumes.

Net financial items amounted to a loss of NOK 0.4 billion in 2010, compared to a loss of NOK 6.7 billion in 2009. The loss in 2010 was primarily due to foreign exchange losses of NOK 1.8 billion, offset by fair value gains on interest rate swap positions related to the interest rate management of external loans of NOK 2.4 billion. Correspondingly the loss in 2009 was primarily due to fair value losses on interest rate swap positions related to the interest rate management of NOK 6.8 billion, in combination with a loss related to impairment of the investment in the Pernis refinery of NOK 1.4 billion, partly offset by net foreign exchange gains of NOK 2.0 billion.

The fair value gains on interest rate swap positions were caused by decreasing USD interest rates during the twelve month period ended 31 December 2010. The net foreign exchange losses mainly relate to currency swap positions used for liquidity management, due to an increase in USDNOK currency rates during 2010.

Adjusted for these factors, foreign exchange effects on the financial income and impairment of assets, net financial items before tax would amount to a loss of approximately NOK 1.1 billion in 2010. In 2009, adjusted net financial items before tax amounted to a loss of NOK 0.3 billion.

Net financial items for the year 2010 (in NOK billion)	Interest income	Net foreign exchange	Interest expense	Net before tax	Estimated tax effect *	Net after tax
Financial items according to IFRS	3.2	(1.8)	(1.8)	(0.4)	0.7	0.3
Foreign exchange (FX) impacts (incl. derivatives)	0.1	1.8		1.9		
Interest rate (IR) derivatives			(2.6)	(2.6)		
Subtotal	0.1	1.8	(2.6)	(0.7)	1.2	0.5
Financial items excluding FX and IR derivatives	3.3	0.0	(4.4)	(1.1)	1.9	0.8

Income taxes were NOK 99.2 billion in 2010, equivalent to an effective tax rate of 72.5%, compared to NOK 97.2 billion in 2009, equivalent to an effective tax rate of 84.6 %. The decrease in effective tax rate was mainly due to high taxes in 2009 caused by higher taxable income than accounting income in companies that are taxable in other currencies than the functional currency. The decrease in the effective tax rate was also caused by relatively lower income from the NCS in 2010 compared with 2009 which is subject to higher than average tax rate.

Composition of tax expense and effective tax rate for the year 2010	Before tax	Tax	Tax rate	After tax
Adjusted earnings	142.8	(100.8)	71 %	42.0
Adjustments	(5.5)	1.0	17 %	(4.6)
Net operating income	137.2	(99.8)	73 %	37.4
Financial items	(0.4)	0.7	>100%	0.2
Total	136.8	(99.2)	72 %	37.6

Adjusted earnings after tax exclude the effects of net financial items and tax on financial items. In 2010, adjusted earnings after tax were NOK 42.0 billion, up from NOK 38.3 billion last year. The tax rate on adjusted earnings was 71% in both 2010 and 2009.

Adjusted earnings after tax by segment	For the year ended					
	2010			2009		
	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	111.9	82.8	29.1	102.6	75.9	26.7
International E&P	13.9	7.7	6.2	9.2	4.1	5.1
Natural Gas	13.5	9.9	3.6	16.5	11.9	4.6
Manufacturing & Marketing	1.7	0.5	1.2	2.1	0.8	1.3
Fuel & Retail	2.2	0.3	1.9	1.5	0.5	1.0
Other	(0.4)	(0.5)	0.0	(1.1)	(0.7)	(0.4)
Adjusted earnings [11]	142.8	100.7	42.0	130.7	92.4	38.3

In 2010, the increase in **net income** to NOK 37.6 billion from 17.7 billion in 2009 was mainly due to increased net operating income caused by higher revenues from liquids and a lower net financial loss.

In 2010 **earnings per share** amounted to NOK 11.94, compared to NOK 5.75 in 2009.

Cash flows provided by operations amounted to NOK 80.8 billion in 2010, while cash flows from underlying operations were NOK 190.1 billion. Taxes paid amounted to NOK 92.3 billion and dividend payments NOK 19.1 billion. Cash flows used in investing activities in 2010 were NOK 76.2 billion.

Return on average capital employed after tax (ROACE) [1] was 15.4 % for the 12 month period ended 31 December 2010, and 10.5% for the previous 12 month period. Based on adjusted earnings after tax and average capital employed, adjusted ROACE was 14.2 % and 14.3% for the two periods, respectively.

Statoil's board of directors proposes to the annual meeting a dividend of NOK 6.25 per share for 2010. In 2009 Statoil paid an ordinary dividend of NOK 6.00 per share.

OUTLOOK

Statoil expects **equity production** in 2011 to be around the 2010 level, or slightly below. Equity production for 2012 is expected to grow with around3% Compound Average Growth Rate (CAGR) based on the actual 2010 equity production [13]. Commercial considerations related to gas sales activities, operational regularity, the timing of new capacity coming on stream and gas off take represent the most significant risks related to the production guidance.

Planned turnarounds are expected to have a minor impact during the first quarter of 2011 resulting in lower production of around 20 mboe per day in the quarter. In total the turnarounds are estimated to have a negative impact on the equity production of around 40 mboe per day for the full year 2011. The main impact is expected to be in the third quarter of 2011. These effects are only related to production of liquids.

Organic capital expenditures for 2011 i.e. excluding acquisitions and capital leases, are estimated at around USD 16 billion.

Statoil has an ambition for the **unit of production cost** to be in the top quartile in the peer group.

The Company will continue to mature its large portfolio of exploration assets and expects to complete 40 wells with a total **exploration activity** level in 2011 of around USD 3 billion.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See "Forward-Looking Statements" below.

RISK UPDATE


INDICATIVE EFFECTS ON 2010 RESULTS
(NOK billion)
7
20
Oil price:
+ USD 10/bbl
6
21
Gas price:
+ NOK 0.50/scm
3
15
Exchange rate:
USDNOK +0.50 (P&L
effect excl finance)
The sensitivity analysis shows the estimated 12 months effect of changes in parameters. The changes in parameters do not have the same probability.
Net income effect
Net operating income effect before tax

Risk factors

The results of operations largely depend on a number of factors, most significantly those that affect the price obtained in NOK for products sold. Specifically, such factors include the level of liquids and natural gas prices, trends in the exchange rates, liquids and natural gas production volumes, which in turn depend on entitlement volumes under profit sharing agreements and available petroleum reserves, Statoil's, as well as our partners' expertise and co-operation in recovering oil and natural gas from those reserves, and changes in Statoil's portfolio of assets due to acquisitions and disposals.

The illustration shows how certain changes in crude oil prices (a substitute for liquids prices), natural gas contract prices and the USDNOK exchange rate, if sustained for a full year, could impact our net operating income. Changes in commodity prices, currency and interest rates may result in income or expense for the period as well as changes in the fair value of derivatives in the balance sheet.

The illustration is not intended to be exhaustive with respect to risks that have or may have a material impact on the cash flows and results of operation. See the annual report for 2009 and the 2009 Annual Report on Form 20-F for a more detailed discussion of the risks to which Statoil is exposed.

Financial risk management

Statoil has policies in place to manage risk for commercial and financial counterparties by the use of derivatives and market activities in general. Statoil has so far had only limited exposure towards distressed parties and instruments. Only insignificant counterparty losses have been incurred so far. The group's exposure towards financial counterparties is considered to have an acceptable risk profile.

The markets for short- and long-term financing are currently considered to function comfortably for borrowers with Statoil's credit standing and general characteristics. However, under the current circumstances uncertainty still exists. Funding costs for short maturities are generally at historically low levels. Long-term funding costs are at attractive levels. With regard to liquidity management, the focus is on finding the right balance between risk and reward and most funds are currently placed in short-term certificates with minimum single A-rating, or with banks with minimum single A-rating.

In accordance with our internal credit rating policy, we assess counterparty credit risk annually and assess counterparties identified as high risk more frequently. The internal credit ratings reflect our assessment of the counterparties' credit risk.

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

Fourth quarter

The total recordable injury frequency was 4.4 in the fourth quarter of 2010 compared to 3.6 in the fourth quarter of 2009. The serious incident frequency decreased from 1.7 in the fourth quarter of 2009 to 1.6 in the fourth quarter of 2010. There were no fatal accidents in the fourth quarter of 2010.

The volume of oil spills decreased from 23 cubic metres in the fourth quarter of 2009 to 3 cubic metres in the fourth quarter of 2010. The number of oil spills decreased from 129 spills in the fourth quarter of 2009 to 74 in the fourth quarter of 2010.

In 2010

The total recordable injury frequency increased from 4.1 in 2009 to 4.2 in 2010. The serious incident frequency rate decreased from 1.9 in 2009 to 1.4 in 2010. There were no fatal accidents in 2010.

The volume of oil spills decreased from 170 cubic metres in 2009 to 44 cubic metres in 2010. The number of accidental oil spills decreased from 435 in 2009 to 374 in 2010.

	Fourth quarter		For the year ended	
HSE	2010	2009	2010	2009
Total recordable injury frequency	4.4	3.6	4.2	4.1
Serious incident frequency	1.6	1.7	1.4	1.9
Accidental oil spills (number)	74	129	374	435
Accidental oil spills (volume, cubic metres)	3	23	44	170

E&P NORWAY

IFRS income statement (in NOK billion)	Fourth quarter			For the year ended		
	2010	2009	Change	2010	2009	Change
Total revenues and other income	50.0	43.0	16 %	170.7	158.7	8 %
Operating expenses	6.1	6.2	(1 %)	23.5	23.4	0 %
Selling, general and administrative expenses	0.0	0.0	0 %	0.1	0.1	3 %
Depreciation, amortisation and net impairment losses	7.9	7.4	6 %	26.0	25.7	1 %
Exploration expenses	2.1	1.6	37 %	5.5	5.2	6 %
Total operating expenses	16.1	15.1	6 %	55.1	54.3	1 %
Net operating income	33.9	27.9	22 %	115.6	104.3	11 %

Adjusted earnings [11] (in NOK billion)	Fourth quarter			For the year ended		
	2010	2009	Change	2010	2009	Change
Adjusted total revenues and other income	48.0	42.4	13 %	167.2	157.8	6 %
Adjusted operating expenses	6.0	6.3	(6 %)	23.7	24.3	(3 %)
Adjusted selling, general and administrative expenses	0.0	0.0	0 %	0.1	0.1	0 %
Adjusted depreciation, amortisation and net impairment losses	7.9	7.4	6 %	26.0	25.7	1 %
Adjusted exploration expenses	2.1	1.6	37 %	5.5	5.2	6 %
Adjusted earnings [11]	32.0	27.0	18 %	111.9	102.6	9 %

Operational data	Fourth quarter			For the year ended		
	2010	2009	Change	2010	2009	Change
Prices:						
Liquids price (USD/bbl)	84.1	71.0	18 %	76.3	57.8	32 %
Liquids price (NOK/bbl)	498.3	403.3	24 %	461.0	363.0	27 %
Transfer price natural gas (NOK/scm)	1.48	1.08	37 %	1.27	1.38	(8 %)
Liftings:						
Liquids (mboe per day)	754	809	(7 %)	711	778	(9 %)
Natural gas (mboe per day)	748	709	5 %	669	666	0 %
Total liquids and gas liftings (mboe per day)	1,502	1,519	(1 %)	1,380	1,444	(4 %)
Production:						
Entitlement liquids (mboe per day)	711	804	(12 %)	704	784	(10 %)
Entitlement natural gas (mboe per day)	748	709	5 %	669	666	0 %
Total entitlement liquids and gas production (mboe per day)	1,459	1,513	(4 %)	1,374	1,450	(5 %)

Fourth quarter

- *Higher gas deliveries and production start according to plan for Gjøa, Vega and Vega South.*
- *Reduced capacity at Kollsnes and operational challenges.*
- *Four exploration wells were completed in the period, one new discovery.*

OPERATIONAL REVIEW

Average daily production of liquids decreased from 804 mboe per day in the fourth quarter of 2009 to 711 mboe per day in the fourth quarter of 2010. The decrease in production is mainly related to Gullfaks, Kristin, Oseberg and Volve, partly offset by increased production at Morvin and Tyrihans. In addition, we had expected reductions due to natural decline on mature fields.

Average daily production of gas increased from 709 mboe per day in the fourth quarter of 2009 to 748 mboe per day in the fourth quarter of 2010. The increase was mainly related to high gas deliveries from Troll and Oseberg, Snøhvit was back in production compared with the fourth quarter of 2009 where there were operational issues and new production from Vega and Gjøa. This is partly offset by unplanned capacity reduction at Kollsnes, field decline and stops due to heating in exhaust channels at Kristin and field decline and delayed gas export from Gullfaks Sør Brent.

Average daily lifting of liquids decreased from 809 mboe per day in the fourth quarter of 2009 to 754 mboe per day in the fourth quarter of 2010.

Exploration expenditure (including capitalised exploration expenditure) was NOK 2.1 billion in the fourth quarter of 2010 compared to NOK 1.6 billion in the fourth quarter of 2009. The increase was mainly due to one expensive well in the fourth quarter of 2010, which was a high cost well with a 100% Statoil ownership.

In the fourth quarter of 2010, four exploration wells were completed. The results were one discovery, two dry wells and one well is under evaluation. In the fourth quarter of 2009, eight exploration and appraisal wells were completed, five wells were discoveries.

FINANCIAL REVIEW

In the fourth quarter of 2010, **net operating income** for E&P Norway was NOK 33.9 billion compared to NOK 27.9 billion in the fourth quarter of 2009. The increase is mainly attributable to increased oil and gas prices, as well as increased USDNOK exchange rate, partly offset by decreased oil lifting.

In the fourth quarter of 2010, overlift (NOK 0.9 billion), an adjustment related to pension and restructuring cost (NOK 0.7 billion), gain on sale of assets (NOK 0.2 billion) and unrealised gain on derivatives (NOK 0.1 billion) had a positive impact on net operating income. In the fourth quarter of 2009, unrealised gain on derivatives (NOK 0.5 billion), an adjustment related to restructuring cost (NOK 0.3 billion) and overlift (NOK 0.1 billion) had a positive impact on net operating income, while other accruals (NOK 0.1 billion) had a negative impact on net operating income.

Adjusted for these items, **adjusted earnings** were NOK 32.0 billion in the fourth quarter of 2010, compared to NOK 27.0 billion in the same period last year. Higher transfer sales prices of natural gas impacted adjusted earnings positively by NOK 4.4 billion, as well as realised prices of liquids measured in NOK, positively impacted adjusted earnings by NOK 3.6 billion. In addition, increased USDNOK exchange rate impacted adjusted earnings positively by NOK 1.4 billion and increased production of natural gas positively impacted adjusted earnings by NOK 0.6 billion. This is partly offset by a decreased oil production that had a negative impact of NOK 3.5 billion.

Adjusted operating expenses decreased by NOK 0.3 billion compared to the same period last year, mainly due to decreased operating plant expenses and decreased accruals for removal cost. Adjusted exploration expenses have increased by NOK 0.5 billion in the fourth quarter compared to the same period last year. The increase is mainly due to one expensive well expensed in the fourth quarter of 2010 with 100% Statoil ownership, partly offset by reduced expense from cost capitalised in previous years. Adjusted depreciation, amortisation and impairment have increased by NOK 0.5 compared to same the period last year, which is mainly due to new fields with high depreciation, partly offset by lower production.

In 2010

OPERATIONAL REVIEW

Average daily production of liquids decreased from 784 mboe per day in 2009 to 704 mboe per day in 2010. The decrease in production of liquids was mainly related to higher maintenance activity in 2010 than 2009 and expected decrease due to natural decline on mature fields. The Gullfaks well control incident, which resulted in production shut down for a period in 2010, and water injection issues at Gullfaks have also resulted in lower production in 2010 compared to 2009. The decrease was partly offset by Kvitebjørn being back in production and new production from Tyrihans and Morvin.

Average daily production of gas increased from 666 mboe per day in 2009 to 669 mboe per day in 2010. The increase was mainly related to high gas deliveries on Troll and Oseberg and Kvitebjørn and Snøhvit being back in production. The increase was partly offset by high turnaround activity and natural decline in mature fields. Sleipner, Kristin and Gullfaks were main contributors to reduced gas production.

Average daily lifting of liquids decreased from 778 mboe per day in 2009 to 711 mboe per day in 2010.

Exploration expenditure (including capitalised exploration expenditure) was NOK 6.0 billion in 2010 compared to NOK 8.2 billion in 2009. The decrease was mainly due to decreased drilling activity.

In 2010, 17 exploration and appraisal wells were completed, 12 wells were discoveries. In 2009, 39 exploration and appraisal wells were completed, 31 were discoveries.

FINANCIAL REVIEW

In 2010, the **net operating income** for E&P Norway was NOK 115.6 billion compared to NOK 104.3 billion in 2009.

Unrealised gain on derivatives (NOK 2.1 billion), an adjustment related to pension and restructuring (NOK 0.9 billion), overlift (NOK 0.4 billion) and gain on sales of assets (NOK 0.4 billion) positively impacted net operating income in 2010, partly offset by a refund of historic gas purchase (NOK 0.1 billion) negatively impacted net operating income. In 2009 unrealised gain on derivatives (NOK 1.5 billion), a change in future settlement related to a sale of a licence share (NOK 0.5 billion), restructuring costs (NOK 0.3 billion) and a refund of historic gas purchase (NOK 0.3 billion) had a positive impact on net operating income in 2009, while underlift (NOK 0.8 billion) and provision for take-or-pay contract (NOK 0.2 billion) negatively impacted net operating income.

Adjusted for these items, **adjusted earnings** were NOK 111.9 billion in 2010, compared to NOK 102.6 billion in 2009. The increase was mainly due to an increase in realised prices of liquids measured in NOK, which positively impacted the adjusted earnings by NOK 29.0 billion. In addition, an increase in production of natural gas impacted the adjusted earnings positively by NOK 0.2 billion. A decrease in oil production negatively impacted the adjusted earnings by NOK 10.5 billion, a decrease in the USDNOK exchange rate impacted the adjusted earnings negatively by NOK 4.6 billion, and a decrease in the transfer price of natural gas impacted the adjusted earnings negatively by NOK 4.1 billion.

Adjusted operating expenses have decreased by NOK 0.6 billion in 2010 compared to 2009, mainly due to decreased production and corresponding lower transportation costs. As a consequence of cost improvements, the level of remaining operating expenses are stable compared to last year. Adjusted depreciation, amortisation and net impairment losses have increased by NOK 0.3 billion from 2010 compared to 2009. The increase is mainly related to increased investments in mature fields, partly offset by change of delivery fields and reserve adjustments. Adjusted exploration expenses have increased by NOK 0.3 billion compared to last year, which is mainly due to increased expenses of previously capitalised exploration cost and lower capitalisation of drilling costs. This was partly offset by lower drilling activity.

Important events since last quarter:

- On 7 November Gjøa started production according to plan.
- On 7 November the operatorship of Gjøa was transferred from Statoil to GDFSuez at production start.
- On 2 December Vega and Vega Sør started production according to plan.
- On 21 January 2011 the plan for development and operation (PDO) was submitted to the Norwegian Ministry of Petroleum and Energy for Visund South.

INTERNATIONAL E&P

IFRS income statement	Fourth quarter			For the year ended		
(in NOK billion)	2010	2009	Change	2010	2009	Change
Total revenues and other income	13.3	11.6	15 %	51.0	41.8	22 %
Purchase [net of inventory variation] and operating expenses	1.8	1.9	5 %	8.5	7.8	9 %
Selling, general and administrative expenses	0.8	0.4	84 %	2.9	2.8	3 %
Depreciation, amortisation and net impairment losses	3.4	3.1	10 %	16.7	17.1	(3 %)
Exploration expenses	3.2	3.4	(5 %)	10.3	11.5	(11 %)
Total operating expenses	9.2	8.7	5 %	38.4	39.2	(2 %)
Net operating income	4.1	2.9	44 %	12.6	2.6	>100 %

Adjusted earnings [11]	Fourth quarter			For the year ended		
(in NOK billion)	2010	2009	Change	2010	2009	Change
Adjusted total revenues and other income	13.5	11.2	21 %	49.9	42.2	18 %
Adjusted purchase [net of inventory variation] and operating expenses	2.1	1.5	40 %	8.2	7.7	6 %
Adjusted selling, general and administrative expenses	0.8	0.4	84 %	2.9	2.8	3 %
Adjusted depreciation, amortisation and net impairment losses	3.4	3.9	(13 %)	14.9	16.4	(9 %)
Adjusted exploration expenses	3.2	2.1	55 %	10.1	6.1	65 %
Adjusted earnings [11]	4.0	3.4	20 %	13.8	9.2	50 %

Operational data	Fourth quarter			For the year ended		
	2010	2009	Change	2010	2009	Change
Prices:						
Liquids price (USD/bbl)	83.9	72.0	17 %	76.8	58.4	32 %
Liquids price (NOK/bbl)	497.3	408.6	22 %	464.2	366.5	27 %
Liftings:						
Liquids (mboe per day)	231	265	(13 %)	258	267	(3 %)
Natural gas (mboe per day)	61	74	(18 %)	68	74	(8 %)
Total liquids and gas liftings (mboe per day)	292	339	(14 %)	327	341	(4 %)
Production:						
Entitlement liquids (mboe per day)[6]	249	264	(6 %)	263	283	(7 %)
Entitlement natural gas (mboe per day)	61	74	(18 %)	68	74	(8 %)
Total entitlement liquids and gas production (mboe per day)	310	339	(9 %)	332	357	(7 %)
Total equity gas production (mboe per day)	92	101	(9 %)	97	94	3 %
Total equity liquids production (mboe per day)	394	443	(11 %)	417	418	(0 %)
Total equity liquids and gas production (mboe per day)	486	544	(11 %)	514	512	0 %

Fourth quarter

- *Revenues were positively impacted by 22% increase in liquids prices measured in NOK.*
- *Equity production decreased 11% compared to fourth quarter last year.*
- *Entitlement production decreased by 9% compared to fourth quarter last year.*
- *Substantial increase in exploration expenditure compared to fourth quarter last year.*

OPERATIONAL REVIEW

Average daily entitlement production of liquids and gas was 310 mboe per day in the fourth quarter of 2010, compared to 339 mboe per day in the fourth quarter of 2009. There was an average negative Production Sharing Agreement (PSA) effect on entitlement production of 176 mboe per day in the fourth quarter 2010, compared to 205 mboe in the fourth quarter of 2009. The reduction in PSA effect was due to lower equity production, partly offset by change in profit tranches for some of our fields in Angola and higher prices leading to lower entitlement shares.

Average daily equity production of liquids decreased from 443 mboe per day in the fourth quarter of 2009 to 394 mboe per day in the fourth quarter 2010. The decrease in liquids production was mainly due to operational issues and decline in production in producing fields in Angola.

Average daily equity production of gas decreased from 101 mboe per day in the fourth quarter 2009 to 92 mboe per day in the fourth quarter 2010. The decrease was mainly due to decline in fields in Independence Hub in the US Gulf of Mexico and decreased nominations from Shah Deniz in Azerbaijan. The decrease was partly compensated by an increasing number of producing wells at Marcellus in the US.

Average daily lifting of liquids and gas decreased from 339 mboe per day in the fourth quarter of 2009 to 292 mboe per day in the fourth quarter 2010.

Exploration expenditure (including capitalised exploration expenditure) increased by NOK 0.8 billion from NOK 2.7 billion in the fourth quarter of 2009 to NOK 3.5 billion in the fourth quarter of 2010. The increase is due to higher oil sand delineation drilling, higher seismic expenditures and higher pre-sanctioning cost. This is partly offset by lower exploration drilling activity, mainly due to the aftermatch of the incident at the BP-operated Macondo well in the US Gulf of Mexico.

In the fourth quarter of 2010, three wells were completed and one was announced as a discovery. In the fourth quarter of 2009, eight wells were completed of which two were announced as discoveries. The average cost per well was higher in the fourth quarter 2010 than in the fourth quarter in the previous year due to high equity share for certain wells and in some cases also technical challenges affecting the drilling progress.

In the US Gulf of Mexico, Statoil has over the past months worked to comply with new requirements and submitted early December last year applications for three drilling permits; two for exploration drilling and one for the plug and abandon of the Tucker well. In order to further progress exploration drilling the industry must demonstrate access to and being able to deploy surface and subsea containment equipment. Statoil is in the process of ensuring that a containment solution can be provided so that our two rigs can resume drilling. Currently the rigs are redeployed and we expect the drilling for Statoil in the Gulf of Mexico to resume toward the end of first half of 2011.

FINANCIAL REVIEW

In the fourth quarter of 2010, **net operating income** for International E&P was NOK 4.1 billion compared to 2.9 billion in the same period last year.

Net operating income was positively impacted by an underlift of NOK 0.1 billion. This effect is due to lifting more from low cost fields than from high cost fields. Impairment losses on exploration of NOK 0.1 billion negatively impacted net operating income in the fourth quarter of 2010. In the fourth quarter of 2009, impairment losses on exploration of NOK 1.3 billion negatively impacted net operating income, while reversals of NOK 0.8 billion, which affected depreciation and amortisation cost had a positive effect on net operating income.

Adjusted for these items, **adjusted earnings** in the fourth quarter of 2010 and 2009 were NOK 4.0 billion and NOK 3.4 billion, respectively. The increase was mainly due to increased realised liquids and gas prices impacting adjusted earnings positively by NOK 2 billion. Other factor contributing positively to adjusted earnings was increase in other income of NOK 1.2 billion mainly due to a price review settlement. In addition, the decrease in adjusted depreciation, amortisation and impairment losses of NOK 0.5 billion was mainly due to fully depreciated fields in Gulf of Mexico.

The increase in **adjusted earnings** was partly offset by increases in exploration expenses of NOK 1 billion, and reduced entitlement production which negatively impacted adjusted earnings by NOK 0.9 billion. Higher adjusted operating expenses (including Purchases, net of inventory) of NOK 0.7 billion, mainly due to increased royalties on Hibernia in Canada and preparing the Leismer facility and Peregrino for operations, also negatively impacted adjusted earnings. In addition, increased adjusted sales, general and administration cost of NOK 0.4 billion had a negative impact. An important factor in increasing adjusted sales, general and administration cost were increased administrative costs associated with ramping up of shale gas and oil sand production in US and Canada. This cost increase was partly offset by general cost saving initiatives made in fall 2009.

Adjusted exploration expenses were NOK 3.2 billion in the fourth quarter of 2010, compared to NOK 2.1 billion in the fourth quarter of 2009. The increase of NOK 1.1 billion was mainly related to an increase in oil sands delineation drilling cost, seismic expenditures and pre-sanctioning costs and an increase in expensing of capitalised exploration cost from previous years and lower capitalisation of drilling cost than last year. This was partly offset by lower exploration drilling activity due to the situation in US Gulf of Mexico.

In 2010

OPERATIONAL REVIEW

Average daily entitlement production of liquids and gas was 332 mboe per day in 2010, compared to 357 mboe per day in 2009. There was an average negative PSA effect on entitlement production of 182 mboe per day in 2010, compared to 156 mboe in 2009. The increase in PSA effect in 2010 compared to 2009 was due to changes in profit tranches for some of our fields in Angola and higher prices leading to reduced entitlement shares.

Average daily equity production of liquids decreased from 418 mboe per day in 2009 to 417 mboe per day in 2010. The decrease in liquid production was mainly related to decline and operational issues for several fields in Angola and reduced ownership share in the Mabruk field in Libya. The decrease was partly offset by increased ownership share in Agbami field in Nigeria and ramp up in production on Tahiti in the US Gulf of Mexico.

Average daily equity gas production increased from 94 mboe per day in 2009 to 97 mboe per day in 2010. The increase was mainly related to higher gas production from ramping up production from Marcellus in the US partly offset by a decline in fields in the Independence Hub in the US Gulf of Mexico.

Average daily lifting of liquids and gas decreased from 341 mboe per day in 2009 to 327 mboe per day in 2010.

Exploration expenditure was NOK 10.8 billion in 2010 compared to NOK 8.7 billion in 2009. The increase was due to increased exploration drilling cost and oil sand delineation drilling cost, increased seismic expenditures and higher pre-sanctioning cost. In 2010, 18 exploration and appraisal wells were completed and six wells were announced as discoveries. In 2009, 29 exploration and appraisal wells were completed and seven wells were announced as discoveries. The average cost per well was significantly higher in 2010 compared to the previous year, mainly due to the situation in the US Gulf of Mexico, but also due to a few expensive wells with high equity share and technical challenges related to some wells.

FINANCIAL REVIEW

Net operating income in 2010 was NOK 12.6 billion, compared to NOK 2.6 billion in 2009.

Net operating income in 2010 was positively impacted by overlift of NOK 1.0 billion and increases in other income of NOK 1.2 billion. Impairment losses of NOK 2.1 billion negatively impacted net operating income (NOK 0.3 billion affecting exploration, with NOK 1.8 billion affecting depreciation and amortisation) in 2010. In 2009, impairment losses of NOK 6.1 billion (NOK 5.4 billion affecting exploration, with NOK 0.7 billion affecting depreciation and amortisation) and underlift of NOK 0.5 billion negatively impacted net operating income.

Adjusted for these items, **adjusted earnings** in 2010 and 2009 were NOK 13.8 billion and NOK 9.2 billion, respectively. The increase was mainly due to a 25% increase in realised liquids and gas prices measured in NOK, which positively impacted adjusted earnings by NOK 9.4 billion. Other factors contributing positively were reduced adjusted depreciation expense of NOK 1.6 billion mainly due to increased proved reserves and increases in other income of NOK 1.4 billion. The increase in adjusted earnings was partly offset by increased adjusted exploration expenses of NOK 4.0 billion, higher adjusted operating expenses (including Purchases, net of inventory) of NOK 0.5 billion mainly related to preparing Peregrino for operations, and a 7% reduction in entitlement production which negatively impacted adjusted earnings with NOK 3.2 billion. Increase in sales, general and administration expenses of NOK 0.1 billion also negatively affected adjusted earnings.

Adjusted exploration expenses were NOK 10.1 billion in 2010 compared to NOK 6.1 billion in 2009. The increase of NOK 4.0 billion was mainly related to higher drilling costs and pre-sanctioning costs, expensing of capitalised exploration costs from previous years and lower capitalisation of drilling costs than last year.

Important events since last quarter

- On 1 November Statoil was awarded operatorship of three new exploration licenses on the UK continental shelf.
- On 23 November Statoil announced that it will sell a 40% interest of the Kai Kos Dehseh oil sand development in Northern Alberta in Canada to PTT Exploration and Production (PTTEP) of Thailand, the transaction was closed on 21 January.
- On 27 November the Preliminary Development Plan (PDP) for West Qurna 2 Early Phase in Iraq was approved by the state-owned Iraqi South Oil Company.
- On 2 December Statoil was awarded interests in four new offshore licenses in Canada.
- On 2 December Statoil and its consortium partners Shell (operator) and GDF Suez were awarded interest in two exploration licenses in the Baffin Bay offshore western Greenland.
- On 8 December 2010 Statoil closed the Eagle Ford transaction in the US with Enduring and Talisman.
- On 16 December 2010 Statoil announced that the Chevron-operated Big Foot project in the US Gulf of Mexico (GoM) was approved for development.
- On 24 January 2011 Sonangol announced that Statoil will be the operator of the Angolan pre-salt blocks 38 and 39, and a participant in blocks 22, 25 and 40.
- On 27 January 2011 Statoil announced first oil on the Leismer Demonstration Project in Canada.

NATURAL GAS

IFRS income statement (in NOK billion)	Fourth quarter			For the year ended		
	2010	2009	Change	2010	2009	Change
Total revenues and other income	26.3	21.8	21 %	87.5	98.6	(11 %)
Purchase [net of inventory variation]	19.3	13.3	45 %	61.0	62.1	(2 %)
Operating expenses	2.6	3.3	(22 %)	14.1	14.4	(2 %)
Selling, general and administrative expenses	(1.1)	0.4	>(100) %	2.0	0.8	>100 %
Depreciation, amortisation and net impairment losses	0.5	1.2	(57 %)	1.9	2.8	(31 %)
Total operating expenses	21.3	18.2	17 %	79.0	80.1	(1 %)
Net operating income	5.0	3.6	39 %	8.5	18.5	(54 %)

Adjusted earnings [11] (in NOK billion)	Fourth quarter			For the year ended		
	2010	2009	Change	2010	2009	Change
Adjusted total revenues and other income	27.5	21.4	29 %	91.6	95.6	(4 %)
Adjusted purchase [net of inventory variation]	19.3	13.3	45 %	61.0	62.1	(2 %)
Adjusted operating expenses	3.7	3.3	12 %	13.9	14.4	(3 %)
Adjusted selling, general and administrative expenses	0.5	0.4	16 %	1.3	0.8	55 %
Adjusted depreciation, amortisation and net impairment losses	0.5	0.4	36 %	1.9	1.8	8 %
Adjusted earnings [11]	3.5	4.0	(11 %)	13.5	16.5	(18 %)

Operational data	Fourth quarter			For the year ended		
	2010	2009	Change	2010	2009	Change
Natural gas sales Statoil entitlement (bcm)	11.6	11.1	4 %	41.7	41.4	1 %
Natural gas sales (third-party volumes) (bcm)	2.9	2.2	30 %	11.1	8.4	33 %
Natural gas sales (bcm)	14.5	13.3	9 %	52.8	49.7	6 %
Natural gas sales on commission	0.3	0.4	(16 %)	1.5	1.3	12 %
Natural gas price (NOK/scm)	1.84	1.57	17 %	1.72	1.90	(10 %)
Transfer price natural gas (NOK/scm)	1.48	1.08	37 %	1.27	1.38	(8 %)
Regularity at delivery point	100%	100%	0 %	100%	100%	0 %

Fourth quarter

- *Natural gas sales volumes increased by 9% from fourth quarter 2009 to a total of 14.5 billion standard cubic metres in the fourth quarter of 2010, due to high sales as a result of cold weather and stronger markets.*

OPERATIONAL REVIEW

Natural gas sales volumes in the fourth quarter of 2010 were 14.5 billion standard cubic metres (bcm), compared to 13.3 bcm in the fourth quarter of 2009, an increase of 9%. Of total gas sales in the fourth quarter of 2010, entitlement gas amounted to 11.6 bcm gas and 1.1 bcm was related to the Norwegian State's direct financial interest (SDFI) share of US gas sales. In the fourth quarter of 2009, 11.1 bcm of total sales was entitlement gas and 0.8 bcm was the SDFI share of US gas sales. The 9% increase in gas volumes from the fourth quarter of 2009 to the fourth quarter of 2010 is related to larger production from existing fields and start-up of some new fields on the NCS, in addition to higher third party volumes due to high sales as a result of cold weather and stronger markets.

In the fourth quarter of 2010 the **volume weighted average sales price** was NOK 1.84 per scm (USD 8.18 per million British thermal units), compared to NOK 1.57 per scm (USD 6.59 per million British thermal units) in the fourth quarter of 2009, an increase of 17%.

FINANCIAL REVIEW

In the fourth quarter of 2010 the **net operating income** for Natural Gas was NOK 5.0 billion, compared to NOK 3.6 billion in the fourth quarter of 2009.

The net operating income in the fourth quarter of 2010 was negatively impacted by a NOK 1.2 billion loss on derivatives, and a positive NOK 2.7 billion reversal of a provision in connection with a re-gasification terminal in the US (Cove Point). The net operating income in the fourth quarter of 2009 was positively impacted by a NOK 0.4 billion gain on derivatives and a negative NOK 0.8 billion for impairment.

Adjusted for these items, **adjusted earnings** were NOK 3.5 billion in the fourth quarter of 2010, compared to NOK 4.0 billion in the fourth quarter of 2009. The decrease of NOK 0.5 billion is partly due to lower margin on our volumes sold. The main reasons for this decrease in margin are a smaller contribution from trading and reduced margin on gas indexed sales. The lower margin is partly offset by an increase in volumes. The operating expenses have increased by NOK 0.4 billion compared to the fourth quarter of 2009. The selling, general and administrative expenses have increased by NOK 0.1 billion when comparing the quarters. Depreciation, amortisation and net impairment losses have increased by NOK 0.1 billion when comparing fourth quarter 2010 with fourth quarter of 2009 partly due to slightly higher Gassled depreciation costs.

Adjusted earnings in **Processing and Transport** were NOK 1.8 billion in the fourth quarter of 2010, which is the same level as in the fourth quarter of 2009. Processing and transport revenue related to Gassled decreased by NOK 0.1 billion, which was fully offset by increased profit from associated companies. The decrease in Gassled income for the fourth quarter 2010 is mainly related to the irregularities at Kollsnes leading to tariff relief for the shippers.

Adjusted earnings in **Marketing and Trading** were NOK 1.7 billion in the fourth quarter of 2010, compared to NOK 2.2 billion in the fourth quarter of 2009. The reduction is mainly due to lower margin from our gas sales due to lower contribution from trading, as prices realised in the fourth quarter of 2009 were well above the spot prices in the liquid markets. This is partly offset by a decrease in transportation costs.

In 2010

OPERATIONAL REVIEW

Natural gas sales volumes in 2010 were 52.8 bcm, compared to 49.8 bcm in 2009, an increase of 6%. Of total gas sales in 2010, 41.7 bcm was entitlement gas and 4.1 bcm was related to the SDFI's share of US gas sales, while in 2009, 41.4 bcm was entitlement gas and 2.9 bcm was the SDFI share of US gas sales.

In 2010 **the volume weighted average sales price** was NOK 1.72 per scm (USD 7.50 per million British thermal units), compared to NOK 1.90 per scm (USD 7.98 per million British thermal units) in 2009, a decrease of 9% mainly due to extraordinary high prices in first quarter of 2009 as a result of the peak in oil product prices in 2008.

FINANCIAL REVIEW

For 2010 the **net operating income** was NOK 8.5 billion, compared to NOK 18.5 billion last year. The net operating income for 2010 was negatively affected by a NOK 4.1 billion loss on derivatives, and a NOK 0.9 billion provisions related to an onerous contract in connection with a re-gasification terminal in the US (Cove Point).

Adjusted for these items, **adjusted earnings** were NOK 13.5 billion in 2010, compared to NOK 16.5 billion in 2009. The decrease was mainly due to a 9% lower volume weighted average sales price reducing the marketing and trading margins, combined with lower contribution from our Processing and Transport business. This is partly offset by a 6% increase in volumes sold. On the cost side the lower operating expenses of NOK 0.5 billion mainly relates to decreased transportation costs due to tariff reliefs related to closure of compressor, production maintenance and some regularity problems at Kårstø and Kollsnes during 2010. The selling, general and administrative expenses have increased by NOK 0.5 billion since 2009. This is mainly due to a change in profit/loss sharing with SDFI related to our US business. Depreciation, amortisation and impairment costs have increased by NOK 0.1 billion from 2009 to 2010 mainly due to higher Gassled depreciation costs.

Adjusted earnings in **Processing and Transport** were NOK 6.8 billion in 2010, compared to NOK 7.6 billion in 2009. Processing and Transport revenue decreased by NOK 0.5 billion, while operating expenses and depreciation increased by NOK 0.2 billion. The income from Gassled was reduced compared to last year, mainly due to regularity problems due to the closure of a compressor at Kårstø, in addition to the production maintenance during third quarter of 2010.

Adjusted earnings in **Marketing and Trading** were NOK 6.7 billion in 2010, compared to NOK 8.9 billion in 2009. A positive volume deviation comparing 2010 with 2009 is more than offset by a negative margin deviation due to decreased sales prices, lower contribution from trading and reduced margins on gas indexed sale in 2010 compared to 2009.

Important events since last quarter

- Our commitments related to regassification capacity in the Unites States have been significantly reduced through renegotiation of the agreement with Dominion.

MANUFACTURING & MARKETING

Following the change in segment in the fourth quarter of 2010 to report Statoil Fuel & Retail separately, prior periods have been restated to be comparable, see the Interim financial statement - Note 2 Segments - for further information.

IFRS income statement	Fourth quarter			For the year ended		
(in NOK billion)	2010	2009	Change	2010	2009	Change
Total revenues and other income	110.7	89.5	24 %	407.2	323.8	26 %
Purchase [net of inventory variation]	107.2	86.5	24 %	392.5	308.0	27 %
Operating expenses	2.9	2.6	12 %	11.2	9.7	15 %
Selling, general and administrative expenses	0.5	0.3	33 %	1.5	1.4	13 %
Depreciation, amortisation and net impairment losses	0.3	0.2	14 %	4.0	6.5	(39 %)
Total operating expenses	110.9	89.7	24 %	409.2	325.6	26 %
Net operating income	(0.2)	(0.2)	4 %	(2.0)	(1.8)	(9 %)

Adjusted earnings [11]	Fourth quarter			For the year ended		
(in NOK billion)	2010	2009	Change	2010	2009	Change
Adjusted total revenues and other income	112.2	90.6	24 %	408.6	325.8	25 %
Adjusted purchase [net of inventory variation]	107.6	87.2	23 %	393.1	310.2	27 %
Adjusted operating expenses	2.9	2.6	12 %	11.2	11.0	1 %
Adjusted selling, general and administrative expenses	0.5	0.3	33 %	1.5	1.4	13 %
Adjusted depreciation, amortisation and net impairment losses	0.3	0.2	14 %	1.1	1.1	(7 %)
Adjusted earnings [11]	0.9	0.2	>100 %	1.7	2.1	(17 %)

	Fourth quarter			For the year ended		
Operational data	2010	2009	Change	2010	2009	Change
FCC margin (USD/bbl)	5.5	3.4	62 %	5.4	4.3	26 %
Contract price methanol (EUR/tonne)	277	223	24 %	254	173	47 %

Fourth quarter

- *Good trading results in Oil sales, trading and supply.*
- *Manufacturing income was affected by a planned turnaround at the Kalundborg refinery.*

OPERATIONAL REVIEW

Refinery throughput in the fourth quarter of 2010 was lower than in the fourth quarter of 2009 due to a planned maintenance turnaround at the Kalundborg refinery. This was partly offset by the Mongstad refinery, which had higher regularity and throughput in the fourth quarter of 2010 compared with the fourth quarter of 2009.

Methanol production in the fourth quarter of 2010 was somewhat lower than in the fourth quarter of 2009 due to lower regularity.

FINANCIAL REVIEW

In the fourth quarter of 2010 **net operating income** for Manufacturing & Marketing was loss of NOK 0.2 billion compared to a net operating loss of NOK 0.2 billion in the fourth quarter of 2009. Net operating loss in the fourth quarter of 2010 included a gain on our operational storage (NOK 0.4 billion), a loss on inventory hedge positions which do not qualify for hedge accounting (NOK 1.1 billion), and a loss related to an onerous contract regarding a sales contract (NOK 0.4 billion). Net operating loss in the fourth quarter of 2009 was impacted by a gain on our operational storage (NOK 0.6 billion), gain on rental agreements (NOK 0.1 billion), and loss on inventory hedge positions which do not qualify for hedge accounting (NOK 1.1 billion).

Adjusted for these items, **adjusted earnings** were NOK 0.9 billion in the fourth quarter of 2010, compared to NOK 0.2 billion in the fourth quarter of 2009. The increase was due to higher refining margins, improved operation at Mongstad and stronger trading results, partly offset by the impact of the maintenance turnaround at the Kalundborg refinery.

Adjusted total revenues and other income were up 24% to NOK 112.2 billion due to higher prices for crude and other oil products, but were partly offset by lower volumes of crude sold. Adjusted purchase, net of inventory variation was up 23% to NOK 107.6 due to the same factors. Adjusted operating expenses were up 12% to NOK 2.9 billion due to new pipeline operation, higher shipping and harbour expenses, partly offset by a processing contract ending in 2009. Adjusted selling, general and administrative expenses were up 33% to NOK 0.5 billion mainly due to administration of new time chartered crude tanker fleet and international trading activities. Adjusted depreciation, amortisation and net impairment losses were up 14% to NOK 0.3 billion due to new Mongstad refinery assets starting up in 2010.

Adjusted earnings in **Oil sales, trading and supply** were NOK 0.9 billion in the fourth quarter of 2010, compared to NOK 0.7 billion in the fourth quarter of 2009. The increase was mainly due to higher gains from products and gas liquids storage strategies and other positioning under prevailing market conditions.

Adjusted earnings in **Manufacturing** were a loss of NOK 0.1 billion in the fourth quarter of 2010, compared to a loss of NOK 0.6 billion in the fourth quarter of 2009. Improved adjusted earnings were mainly due to 62% higher refining margin and 24% higher methanol prices, partly offset by the impact of the maintenance turnaround at the Kalundborg refinery.

In 2010

OPERATIONAL REVIEW
Refinery throughput in 2010 was lower than in 2009 due to the planned turnarounds at the Mongstad and Kalundborg refineries in 2010. Otherwise, the regularity was high in the refineries.

The **methanol production** in 2010 was higher than in 2009. There were turnarounds both years, but in 2009 also reduced throughput due to depressed methanol market prices.

FINANCIAL REVIEW
In 2010 **net operating income** was a loss of NOK 2.0 billion, compared to a net operating loss of NOK 1.8 billion in 2009. Net operating income in 2010 was impacted by a gain on our operational storage (NOK 0.6 billion), an impairment loss on a refinery asset (NOK 2.9 billion), a loss on inventory hedge positions which do not qualify for hedge accounting (NOK 1.0 billion), and a loss related to an onerous contract regarding a sales contract (NOK 0.4 billion). Net operating loss in 2009 was impacted by a gain on our operational storage (NOK 2.1 billion), reversal of a take-or-pay contract accrual from the fourth quarter of 2008 (NOK 1.3 billion), a gain on rental agreements (NOK 0.1 billion), impairment loss on refinery assets (NOK 5.4 billion), and loss on inventory hedge positions which do not qualify for hedge accounting (NOK 2.0 billion).

In 2010 **adjusted earnings** were NOK 1.7 billion, compared to NOK 2.1 billion in 2009. The decrease was due to weaker trading results and turnarounds at the Mongstad and Kalundborg refineries, partly offset by higher refining margins.

Adjusted total revenues and other income was up 25% to NOK 408.6 billion due to higher prices for crude and other oil products, but was partly offset by the weakening of the average USD exchange rate and lower volumes of crude sold. Adjusted purchase, net of inventory variation was up 27% to NOK 393.1 billion due to the same factors. Adjusted operating expenses were up 1% to NOK 11.2 billion, mainly due to the South Riding Point crude terminal acquired in the fourth quarter of 2009, partly offset by lower maintenance costs at the Mongstad and Kalundborg refineries. Adjusted selling, general and administrative expenses increased by 13% to 1.5 billion, mainly due to administration of new time chartered crude tanker fleet and international trading activities. Adjusted depreciation, amortisation and net impairment losses were down 7% to NOK 1.1 billion due to lower depreciation on the refinery assets.

In 2010 adjusted earnings in Oil sales, trading and supply were NOK 2.2 billion, compared to NOK 3.5 billion in 2009. The decrease was mainly due to lower gains from storage strategies under prevailing market conditions with a flattened contango price structure, and losses due to the price drop in May.

In 2010 adjusted earnings in **Manufacturing** were a loss of NOK 0.3 billion, compared to negative NOK 1.2 billion in 2009. The improvement was mainly due to higher refining margins and 47% higher methanol prices, partly offset by the impact of the planned maintenance turnarounds at the Mongstad and Kalundborg refineries.

Important events since last quarter:
- In October Statoil signed a contract with PBF Holding Company LLC, to supply 100% of crude and non-crude feedstock - excluding naphtha - to the company's two refineries along the Delaware River on the US East Coast. The deliveries to the Paulsboro refinery started on 17 December.
- On 20 December the final tests in connection with the integration of the refinery and the combined heat and power plant at Mongstad were successfully completed, and commercial operation formally started.

FUEL & RETAIL

IFRS income statement	Fourth quarter			For the year ended		
(in NOK billion)	2010	2009	Change	2010	2009	Change
Total revenues and other income	17.4	17.1	2 %	65.9	57.4	15 %
Purchase [net of inventory variation]	14.7	14.3	2 %	54.8	46.9	17 %
Operating expenses	0.2	0.3	(55 %)	0.8	1.1	(23 %)
Selling, general and adm. expenses	1.8	2.0	(6 %)	6.6	7.0	(5 %)
Depreciation, amortisation and net impairment losses	0.3	0.3	(11 %)	1.3	1.2	8 %
Total operating expenses	17.0	17.0	(0 %)	63.5	56.1	13 %
Net operating income	0.4	0.2	>100 %	2.4	1.3	86 %

On 22 October 2010, Statoil Fuel & Retail ASA was listed on the Oslo Stock Exchange. Statoil Fuel & Retail is reported as a separate segment in the fourth quarter of 2010 and prior periods have been restated to be comparable. See Interim financial statement - Note 2 Segments - for further information.

Fourth quarter

At the end of the fourth quarter of 2010, Statoil's ownership interest in Statoil Fuel & Retail ASA was 54 percent.

OPERATIONAL REVIEW

Road transportation fuel volumes for the fourth quarter of 2010 were up by 2.9 % compared with the same period in 2009. The increase in road transportation fuel volumes was driven mainly by Scandinavia.

Road transport fuel unit margins for fourth quarter rose 6.9 %, compared with same period in 2009.

FINANCIAL REVIEW

In the fourth quarter of 2010 **net operating income** for Statoil Fuel & Retail was NOK 0.4 billion compared to NOK 0.2 billion in the fourth quarter of 2009. The increase was primarily explained by the positive road transportation fuel unit margin development, particularly in Sweden, cost efficiencies and divestment of non-core business activities.

Total revenues increased from NOK 17.1 billion in the fourth quarter of 2009 to NOK 17.4 billion in the fourth quarter of 2010.

Operating expenses and Depreciation, amortisation and net impairment losses remain at the same level in the fourth quarter of 2010 compared to the fourth quarter of 2009. Selling, general and administrative expenses decreased from NOK 2.0 billion in the fourth quarter of 2009 to NOK 1.8 billion in the fourth quarter of 2010.

In 2010

OPERATIONAL REVIEW

Road transportation fuel volumes for the full year ended at 8.5 billion litres, up by 0.5 billion litres compared with 2009. This growth was driven by road transportation fuel volumes from JET-branded stations following the acquisitions in Sweden and Denmark in 2009.

The road transportation fuel unit margins for 2010 increased by 9.5 % compared with 2009. This is primarily driven by Scandinavia.

FINANCIAL REVIEW

In 2010 **net operating income** was NOK 2.4 billion, compared to NOK 1.3 billion in 2009. The increase was primarily driven by strengthened market position

Total revenues increased from NOK 57.4 billion in 2009 to NOK 65.9 billion in 2010 driven by higher underlying refined oil products prices and increased road transportation fuel volumes of 5.9 %.

Operating expenses and Depreciation, amortisation and net impairment losses remained at the same level in 2010 compared to 2009.
Selling, general and administrative expenses were NOK 6.6 billion in 2010 compared to NOK 7.0 billion in 2009.

LIQUIDITY AND CAPITAL RESOURCES

Fourth quarter

Cash flows provided by operations amounted to NOK 13.4 billion in the fourth quarter of 2010, compared to NOK 11.8 billion in the fourth quarter of 2009. The NOK 1.6 billion increase was mainly due to higher cash flows from underlying operations of NOK 7.5 billion, partly offset by lower cash flows from changes in working capital of NOK 4.1 billion compared to the fourth quarter of 2009.

Condensed cash flow statement	Fourth quarter			For the year ended		
(in NOK billion)	2010	2009	Change	2010	2009	Change
Cash flows from underlying operations	51.8	44.3	7.5	190.1	181.9	8.2
Cash flows from (to) changes in working capital	0.1	4.2	(4.1)	(14.8)	(2.0)	12.8
Taxes paid	(35.2)	(36.1)	0.9	(92.3)	(100.5)	8.2
Other changes	(3.4)	(0.7)	(2.7)	(2.2)	(6.4)	4.2
Cash flows provided by operations	13.4	11.8	1.6	80.8	73.0	7.8
Additions to PP&E and intangible assets	(21.5)	(18.7)	(2.9)	(78.3)	(75.2)	(3.1)
Proceeds from sales (including prepayments)	2.5	0.4	2.0	6.0	1.4	4.6
Other changes	(3.0)	(0.7)	(2.2)	(4.0)	(1.6)	(2.3)
Cash flows used in investing activities	(22.1)	(19.0)	(3.1)	(76.2)	(75.4)	(0.9)
Net change in long-term borrowing	3.8	4.8	(1.0)	12.3	41.4	(29.1)
Net change in short-term borrowing	(2.8)	(2.5)	(0.3)	2.2	(7.1)	9.3
Dividends paid	0.0	0.0	0.0	(19.1)	(23.1)	4.0
Other changes	5.3	0.0	5.3	5.2	0.1	5.1
Cash flows used in financing activities	6.3	2.3	4.0	0.6	11.3	(10.7)
Net increase (decrease) in cash flows	(2.3)	(4.9)	2.5	5.2	8.9	(3.8)

Cash flows used in investing activities amounted to NOK 22.1 billion in the fourth quarter of 2010, compared to NOK 19.0 billion in the fourth quarter of 2009. The NOK 3.1 billion increase stems mainly from the acquisition of net acres in the Eagle Ford shale gas area, amounted to NOK 5.1 billion. This was partly offset by higher proceeds from sale of assets, mainly related to pre-payments from the sale of interests in the Kai Kos Dehseh oil sand development.

Gross investments, defined as additions to property, plant and equipment (including capitalised financial lease), capitalised exploration expenditure, intangible assets, long-term share investments and non-current loans granted, were NOK 25.7 billion in the fourth quarter of 2010, compared to NOK 18.7 billion in the fourth quarter of 2009. The NOK 7.0 billion increase stems mainly from the acquisition of net acres in the Eagle Ford shale gas area, amounted to 5.1 billion.

Gross investments	Fourth quarter			For the year ended		
(in NOK billion)	2010	2009	Change	2010	2009	Change
- E&P Norway	8.5	6.9	23 %	31.9	34.9	(9 %)
- International E&P	11.1	9.4	18 %	40.4	39.4	3 %
- Natural Gas	1.0	0.6	67 %	3.0	2.5	20 %
- Manufacturing & Marketing	1.5	0.4	>100%	3.3	3.0	10 %
- Fuel & Retail	0.4	0.4	0 %	0.8	1.5	(47 %)
- Other	3.3	1.1	>100%	4.9	3.0	64 %
Gross investments	25.7	18.7	37 %	84.4	84.3	0 %

Cash flows used in investing activities and gross investments have been reconciled in the table below.

Reconciliation of cash flow to gross investments	Fourth quarter		For the year ended	
(in NOK billion)	2010	2009	2010	2009
Cash flows to investments	22.1	19.0	76.2	75.4
Proceeds from sales of assets	2.5	0.4	6.0	1.4
Financial lease	0.0	0.0	1.4	6.9
Other changes in non-current loans granted and JV balances	1.1	(0.7)	0.8	0.6
Gross investments	25.7	18.7	84.4	84.3

Cash flows used in financing activities in the fourth quarter of 2010 amounted to positive NOK 6.3 billion, compared to positive NOK 2.3 billion in the fourth quarter of 2009. The NOK 4.0 billion change was mainly related to a change in distribution to minority shareholders of NOK 5.3 billion due to the IPO of Statoil Fuel & Retail ASA, partly offset by change in long-term borrowings of NOK 1.0 billion.

Gross financial liabilities (non-current financial liabilities and current financial liabilities) were NOK 111.5 billion at 31 December 2010, compared to NOK 104.1 billion at 31 December 2009. The NOK 7.4 billion increase was due to an increase in current financial liabilities of NOK 3.6 billion and non-current financial liabilities of NOK 3.8 billion.

On 20 December 2010 the agreement for a USD 3 billion multicurrency revolving credit facility (including a USD 1 billion Swingline option) for Statoil ASA was signed with a group of 20 international banks. The facility replaced the company's USD 2 billion revolving credit facility which Statoil terminated as of 23 December 2010. The facility has a term of five years until December 2015, but includes two one year extension options which may extend the facility to December 2017. The facility agreement does not contain any repeating material adverse change clauses, nor any financial covenants. Statoil Petroleum AS is guarantor of the facility.

On 1 November 2010 Statoil Fuel & Retail ASA drew down NOK 4.0 billion on its term loan facility, maturing in October 2013. The facility is part of a multicurrency term and revolving loan facility in the aggregate amount of NOK 7.0 billion, which has been entered into with nine international banks. In addition to the NOK 4.0 billion three year term loan already drawn, the total facility agreement includes a NOK 3.0 billion five year revolving loan facility.

At 31 December 2010 a financial lease of NOK 8.6 billion related to the Peregrino vessel is reclassified from non-current financial liabilities to held for sale, correspondingly the financial lease of NOK 7.4 billion related to the Peregrino vessel was included in non-current financial liabilities at 31 December 2009.

Net financial liabilities [10] were NOK 73.8 billion at 31 December 2010, compared to NOK 75.3 billion at 31 December 2009. The decrease of NOK 1.5 billion was mainly related to an increase in gross financial liabilities of NOK 7.4 billion and a change in adjustments to net interest-bearing debt of NOK 1.2 billion, offset by an increase in cash and cash equivalents and current financial investments of NOK 10.1 billion.

The net debt to capital employed ratio [1] was 24.6% at 31 December 2010, compared to 27.3% at 31 December 2009. The 2.7% decrease was mainly related to a decrease in net financial liabilities of NOK 1.5 billion, in combination with an increase in capital employed of NOK 24.8 billion. In the calculation of net interest-bearing debt, we make certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see the following section: Use and reconciliation of non-GAAP financial measures.[2]

Cash, cash equivalents and current financial investments amounted to NOK 41.8 billion at 31 December 2010, compared to NOK 31.7 billion at 31 December 2009. The NOK 10.1 billion increase reflects the high cash flow from operations in combination with high investment activity during 2009 and 2010. Cash and cash equivalents were NOK 30.3 billion at 31 December 2010, compared to NOK 24.7 billion at 31 December 2009. Current financial investments, which are part of our cash management, amounted to NOK 11.5 billion at 31 December 2010, compared to NOK 7.0 billion at 31 December 2009.

Current items (total current assets less total current liabilities) increased by NOK 43.6 billion from positive NOK 4.7 billion at 31 December 2009 to positive NOK 48.3 billion at 31 December 2010. The change was due to an increase in current receivables such as trade and other receivables of NOK 18.2 billion, held for sale of NOK 44.9 billion, inventories of NOK 3.4 billion, financial investments of NOK 4.5 billion and cash and cash equivalents NOK 5.6 partly offset by increase in current liabilities such as trade and other payables of NOK 22.1, current taxes payable of NOK 5.8 billion and financial liabilities of NOK 3.6 billion.

In 2010

Cash flows provided by operations amounted to NOK 80.8 billion in 2010, compared to NOK 73.0 billion in 2009. The NOK 7.8 billion increase was mainly due to NOK 8.2 billion higher cash flows from underlying activities and NOK 8.2 billion lower tax payments. These changes were offset by negative changes in working capital contributing NOK 12.8 billion.

Cash flows used in investing activities amounted to NOK 76.2 billion in 2010. This is the same level as last year.

Gross investments amounted to NOK 84.4 billion in 2010 compared to NOK 84.3 billion in 2009.

Cash flow used in financing activities in 2010 amounted to positive NOK 0.6 billion, compared to positive NOK 11.3 billion in 2009. The NOK 10.7 billion decrease is mainly related to a change in long-term borrowings of NOK 29.1 billion due to fewer new bonds issued in 2010 compared to 2009, partly offset by distribution to minority shareholders of NOK 5.1 billion, change in dividends paid by NOK 4.0 billion and change in short-term borrowings of NOK 9.3 billion.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial performance - Use and reconciliation of Non-GAAP measures in Statoil's 2009 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
- Adjusted earnings
- Adjusted earnings after tax
- Return on average capital employed after tax (ROACE)
- Adjusted production cost
- Net debt to capital employed ratio

Adjusted earnings begins with net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings exclude the following items:
- Adjustments are made for changes in the unrealised **fair value of derivatives** not accounted for as hedges. Statoil uses derivatives to manage certain exposures to fluctuations in foreign currency, interest rates or commodity prices. However, when hedge accounting is not applied the unrealised fair value adjustment for derivatives is not matched by a similar adjustment for the exposure being managed. As a result, only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.
- The **commercial storage** is hedged in the paper market. The commercial storage is accounted for by using the lowest of cost and market price. If market prices increase over cost price, there will be a loss in the IFRS profit & loss statement since the derivatives always reflects changes in the market price. An adjustment is made to reflect the unrealised market value on the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease under cost price, the write-down and the derivative effect in the IFRS profit & loss statement will offset each and no adjustment is done.
- **Over/underlift** is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and that the way it corresponds to our entitlement share of production. The effect on the income for the period is therefore adjusted, to show earnings based upon the production for the period which management believes better reflects operational performance.
- **Operational storage** includes inventories held in the refining and retail operations which are accounted for at the lower of cost and net realisable value. An adjustment is made in the cost of goods sold for changes in the value of inventories during the period held (holding gains or losses) to align to the product pricing.
- **Impairment** and **reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. (Impairment and reversal of impairment can impact both the Exploration expenses and the Depreciation, amortisation and impairment line item.)
- **Gain or loss from sale of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
- **Other items of income and expense** are also adjusted when the impact on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transaction that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

The measure **adjusted earnings after tax** excludes net financial items (the principle line items impacted by the change in functional currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitably on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjusted to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

We use ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is considered to provide useful information, both for the company and investors, regarding performance for the period under evaluation. We make regular use of this measure to evaluate our operations. Our use of ROACE should not be viewed as an alternative to net operating income, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

| Calculation of numerator and denominator used in ROACE calculation | 31 December | |
(in NOK billion, except percentages)	2010	2009
Net income for the last 12 months	37.6	17.7
After-tax net financial items for the last 12 months	6.1	10.5
Net income adjusted for financial items after tax (A1)	43.8	28.2
Adjustment for restructuring costs and other costs arising from the merger	0.0	(0.1)
Net income adjusted for restructuring costs and other costs arising from the merger (A2)	43.8	28.2
Adjusted earnings after tax for the last 12 months (C1)	40.9	38.3
Calculated average capital employed:		
Average capital employed before adjustments (B1)	284.3	268.7
Average capital employed (B2)	287.8	268.7
Calculated ROACE:		
Calculated ROACE based on average capital employed before adjustments (A1/B1)	15.4%	10.5%
Calculated ROACE based on adjusted earnings after tax and capital employed (C1/B2)	14.2%	14.3%

Production cost per barrel is based on operating expenses related to production of oil and gas. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes:

| Reconcilliation of overall operating expenses to production cost | For the year ended | | | | |
| | 2010 | | | 2009 | |
(in NOK billion)	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
Operating expenses, Statoil Group	13.5	12.8	15.6	15.7	15.7
Deductions of costs not relevant to production cost calculation					
1) Business Areas non-upstream	5.5	5.0	7.9	7.1	7.6
Total operating expenses upstream	8.0	7.8	7.7	8.6	8.0
2) Operation over/underlift	0.6	0.0	(0.4)	0.6	0.3
3) Transportation pipeline/vessel upstream	1.1	1.0	1.1	1.2	1.0
4) Miscellaneous items	(0.5)	0.2	0.4	0.4	(0.1)
Total operating expenses upstream excl. over/underlift & transportation	6.8	6.5	6.6	6.5	6.7
Total production costs last 12 months	26.3	26.3	26.2	26.0	25.0
5) Grane gas purchase	0.1	0.2	0.2	0.2	0.2
6) Restructuring costs from the merger	(0.4)	0.0	0.0	0.0	(0.3)
7) Change in ownership interest	(0.0)	0.0	0.0	0.0	0.0
Total operating expenses upstream for adjusted cost per barrel calculation	7.1	6.3	6.3	6.2	6.7

| Production cost summary | Entitlement production 31.Dec | | Equity production 31.Dec | |
(in NOK per boe)	2010	2009	2010	2009
Calculated production cost	42.8	38.4	38.6	35.3
Calculated production cost, excluding reversals of restructuring cost arising from the merger	43.5	38.8	39.2	35.7
Calculated production cost, excluding reversals of restructuring costs and gas injection cost	42.0	38.4	37.9	35.3

The calculated **net debt to capital employed ratio** is viewed by the company as providing a more complete picture of the group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institution will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government is off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in NOK billion, except percentages)	31.Dec 2010	2009
Total shareholders' equity	219.5	198.3
Non-controlling interests	6.9	1.8
Total equity and minority interest (A)	226.4	200.1
Short-term debt	11.7	8.1
Long-term debt	99.8	96.0
Gross interest-bearing debt	111.5	104.1
Cash and cash equivalents	30.3	24.7
Current financial investments	11.5	7.0
Cash and cash equivalents and current financial investments	41.8	31.7
Net debt before adjustments (B1)	69.7	72.4
Other interest-bearing elements	6.2	5.0
Marketing instruction adjustment	(1.5)	(1.4)
Adjustment for project loan	(0.6)	(0.7)
Net interest-bearing debt (B2)	73.8	75.3
Normalisation for cash-build up before tax payment (50% of tax payment)	0.0	0.0
Net interest-bearing debt (B3)	73.8	75.3
Calculation of capital employed:		
Capital employed before adjustments to net interest-bearing debt (A+B1)	296.1	272.5
Capital employed before normalisation for cash build-up for tax payment (A+B2)	300.2	275.4
Capital employed (A+B3)	300.2	275.4
Calculated net debt to capital employed:		
Net debt to capital employed before adjustments (B1/(A+B1))	23.5 %	26.6 %
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	24.6 %	27.3 %
Net debt to capital employed (B3/(A+B3))	24.6 %	27.3 %

Reconciliation of adjusted earnings to net operating income

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Statoil group

Items impacting net operating income (in NOK billion)	Fourth quarter			For the year ended		
	2010	2009	Change	2010	2009	Change
Net operating income	42.8	33.5	28 %	137.2	121.6	13 %
Total revenues and other income	1.2	(0.1)	>(100) %	0.3	0.2	34 %
Change in fair value of derivatives	1.2	(0.9)	>(100) %	1.9	(4.2)	>(100) %
Inefficient hedge of inventories	1.1	1.1	0 %	1.0	2.0	(50 %)
Impairment of investments	0.0	0.0	-	0.2	0.0	-
Reversal of impairment of investments	0.0	0.0	-	(0.2)	(0.3)	37 %
Over/underlift	(1.6)	(0.5)	>100 %	(2.3)	1.1	>(100) %
Gain/Loss on sales of assets	(0.2)	0.0	-	(1.3)	0.0	-
Provisions	0.0	0.0	-	0.9	0.0	-
Eliminations	0.3	0.3	0 %	0.4	1.7	(76 %)
Other Adjustments	0.4	0.0	-	(0.3)	0.0	-
Accrual for take of pay contract	0.0	0.0	-	0.0	0.0	-
Purchase net of inventory variation	(0.4)	(0.7)	43 %	(0.6)	(2.2)	73 %
Operational storage effects	(0.4)	(0.6)	33 %	(0.6)	(2.1)	71 %
Accrual for take of pay contract	0.0	0.0	-	0.0	0.0	-
Miscalleneous	0.0	(0.1)	>(100) %	0.0	(0.1)	>(100) %
Eliminations	0.0	0.0	-	0.0	0.0	-
Operating expenses	(1.4)	0.2	>(100) %	0.0	(1.7)	101 %
Over/underlift	0.5	0.4	44 %	1.0	0.1	>100 %
Restructuring costs	0.0	(0.3)	>(100) %	0.0	(0.3)	>(100) %
Other adjustments	(0.7)	0.0	-	(0.9)	(0.3)	>100 %
Accrual for take of pay contract	0.0	0.1	>(100) %	0.0	(1.1)	>(100) %
Eliminations	(0.1)	0.0	-	(0.3)	0.4	>(100) %
Gain/Loss on sales of assets	(0.0)	0.0	>(100) %	0.1	(0.5)	>(100) %
Increased Provision	(1.1)	0.0	-	0.2	0.0	-
Selling, general and administrative expenses	(1.6)	0.1	>(100) %	0.7	0.2	>100 %
Restructuring costs	0.0	0.0	-	0.0	0.0	-
Other adjustments	0.0	0.1	>(100) %	0.0	0.2	>(100) %
Increased Provision	(1.6)	0.0	-	0.7	0.0	-
Depreciation, amortisation and impairment	0.0	0.0	-	4.8	7.1	(32 %)
Impairment	0.0	1.2	>(100) %	4.6	9.0	(49 %)
Other adjustments	0.0	0.0	-	0.3	0.0	-
Reversal of impairment	0.0	(1.2)	>(100) %	(0.1)	(1.9)	95 %
Exploration expenses	0.1	1.3	(92 %)	0.3	5.4	(94 %)
Impairment	0.1	1.3	(92 %)	2.0	5.4	(63 %)
Reversal of impairment	0.0	0.0	-	(1.7)	0.0	-
Other	0.0	0.0	-	0.0	0.0	-
Sum of adjustments	(2.0)	0.9	>(100) %	5.5	9.1	(39 %)
Adjusted earnings	40.8	34.4	19 %	142.8	130.7	9 %

Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income (in NOK billion)		Fourth quarter		For the year ended	
		2010	2009	2010	2009
Net operating income (NOI)	A	42.8	33.5	137.2	121.6
Tax on NOI	B	30.1	25.3	99.8	92.1
NOI after tax	C = A-B	12.7	8.2	37.4	29.5
Adjustments	D	(2.0)	0.9	5.5	9.1
Tax on adjustments	E	(0.1)	(0.7)	1.0	0.2
Adjusted earnings after tax	F = C+D-E	10.8	9.7	42.0	38.3
Net financial items	G	(5.0)	(1.3)	(0.4)	(6.7)
Tax on net financial items	H	(1.9)	(0.2)	(0.7)	5.0
Net income	I = C+G-H	9.7	7.1	37.6	17.7

END NOTES

1. See table under report section "Net debt to capital employed ratio" for a reconciliation of capital employed. Statoil's fourth quarter 2010 interim consolidated financial statements have been prepared in accordance with IFRS. Comparative financial statements for previous periods presented have also been prepared in accordance with IFRS.

2. For a definition of non-GAAP financial measures, see report section "Use and reconciliation of non-GAAP measures".

3. The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.

4. FCC margin is an in-house calculated refinery margin indicator intended to represent a 'typical' upgraded refinery with an FCC (fluid catalytic cracking) unit located in the Rotterdam area based on Brent crude.

5. A total of 13.6 mboe per day in the fourth quarter of 2010 and 10.0 mboe in the fourth quarter of 2009 represent our share of production in an associated company which is accounted for under the equity method. These volumes have been included in the production figure, but excluded when computing the over/underlift position. The computed over/underlift position is therefore based on the difference between produced volumes excluding our share of production in an associated company and lifted volumes.

6. Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

7. Lifting of liquids corresponds to sales of liquids for E&P Norway and International E&P. Deviations from the share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.

8. The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of liquids and natural gas, excluding our share of operational costs and production in an associated company as described in end note 5.

9. Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) contract that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent the Statoil share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil.

10. Net financial liabilities are non-current financial liabilities and current financial liabilities reduced by cash, cash equivalents and current financial investments. Net interest-bearing debt is normalised by excluding 50% of the cash build-up related to tax payments due in the beginning of February, April, June, August, October and December each year.

11. These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP measures" for details.

12. Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party.

    Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (The State's Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State.

    All transactions are considered to be on a normal arms-length basis and are presented in the financial statements.

13. The production guidance for 2012 reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

FORWARD-LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "believe", "continue", "could", "estimate", "expect", "intend", "likely", "may", "objective", "outlook", "plan", "propose", "should", "will" and similar expressions to identify forward-looking statements.

All statements other than statements of historical fact, including, among others, statements such as those regarding: expected equity production; regularity, efficiency and productivity goals for future operations and projects; our financial position, results of operations and cash flows; expected dividend; our future market position; business strategy; expected changes in ownership interests and structures; expected project development expenditures; plans for future development (including redevelopment) and operation of projects; reserve information; reserve recovery factors; future reserve replacement ratio; entitlement volumes; expected timing of resumption of certain exploration drilling in the US Gulf of Mexico; future ability to utilise and develop our expertise; future growth (including future production growth); our future ability to create value; oil and gas production forecasts; future composition and maturity of our exploration and project portfolios; exploration expenditure; expected exploration and development activities and plans; planned turnarounds and other maintenance; expected unit production cost; expected refining margins; expected gap between entitlement and equity volumes; expected impact of contractual arrangements on equity volumes; expected production and capacity of projects; projected impact of laws and regulations (including taxation laws); the impact of the uncertain world economy; expected capital expenditures; our expected ability to obtain short term and long term financing; our ability to manage our risk exposure; the projected levels of risk exposure with respect to financial counterparties; our ability to obtain financing at attractive funding cost levels; the expected impact of currency and interest rate fluctuations (including USD/NOK exchange rate fluctuations) on our financial position; oil, gas and alternative fuel price levels and volatility; oil, gas and alternative fuel supply and demand; the markets for oil, gas and alternative fuel; projected operating costs; the completion of acquisitions, disposals and other contractual arrangements; estimated values in use; estimated cash flows; estimated costs (including costs for plugging and abandonment of wells); estimated future operational leasing commitments; future number of vessels employed; estimated decline of mature fields; future market conditions; future utilisation of capacity contracts; our HSE objective; impact of PSA effects; and the obtaining of regulatory and contractual approvals, are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Risk update".

These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; interest rates; trading activities; the political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; changes in laws and governmental regulations; the lack of necessary transportation infrastructure when a field is in a remote location; the timing of bringing new fields on stream; material differences from reserves estimates; an inability to find and develop reserves; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; security breaches; the actions of competitors; our ability to successfully exploit growth opportunities; the actions of field partners; industrial actions by workers; failing to attract and retain senior management and skilled personnel; failing to meet our ethical and social standards; operational catastrophes; security breaches; natural disasters and adverse weather conditions and other changes to business conditions; and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's 2009 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this review, either to make them conform to actual results or changes in our expectations.

Interim financial statements

4th quarter 2010

CONSOLIDATED STATEMENT OF INCOME

(in NOK million)	For the three months ended 31 December 2010 (unaudited)	For the three months ended 31 December 2009 (unaudited)	For the year ended 31 December 2010 (unaudited)	For the year ended 31 December 2009
REVENUES AND OTHER INCOME				
Revenues	143,042	122,586	526,718	462,292
Net income from equity accounted investments	(52)	565	1,133	1,778
Other income	296	1,218	1,797	1,363
Total revenues and other income	143,286	124,369	529,648	465,433
OPERATING EXPENSES				
Purchases [net of inventory variation]	(67,734)	(55,512)	(257,427)	(205,870)
Operating expenses	(13,455)	(15,653)	(57,531)	(56,860)
Selling, general and administrative expenses	(1,377)	(2,233)	(11,081)	(10,321)
Depreciation, amortisation and net impairment losses	(12,558)	(12,498)	(50,608)	(54,056)
Exploration expenses	(5,346)	(4,930)	(15,773)	(16,686)
Total operating expenses	(100,470)	(90,826)	(392,420)	(343,793)
Net operating income	42,816	33,543	137,228	121,640
FINANCIAL ITEMS				
Net foreign exchange gains (losses)	(12)	1,671	(1,836)	1,993
Interest income and other financial items	458	841	3,175	3,708
Interest and other finance expenses	(5,434)	(3,794)	(1,751)	(12,451)
Net financial items	(4,988)	(1,282)	(412)	(6,750)
Income before tax	37,828	32,261	136,816	114,890
Income tax	(28,152)	(25,182)	(99,169)	(97,175)
Net income	9,676	7,079	37,647	17,715
Attributable to:				
Equity holders of the company	9,527	7,161	38,082	18,313
Non-controlling interest (Minority interest)	149	(82)	(435)	(598)
	9,676	7,079	37,647	17,715
Earnings per share for income attributable to				
equity holders of the company - basic and diluted	2.99	2.25	11.94	5.75
Dividend declared and paid per ordinary share	-	-	6.00	7.25
Weighted average number of ordinary shares outstanding	3,181,898,315	3,182,914,686	3,182,574,787	3,183,873,643

See notes to the Interim financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in NOK million)	For the three months ended 31 December		For the year ended 31 December	
	2010 (unaudited)	2009 (unaudited)	2010 (unaudited)	2009
Net income	9,676	7,079	37,647	17,715
Foreign currency translation differences	1,015	(2,059)	2,039	(13,637)
Actuarial gains (losses) on employee retirement benefit plans	(722)	3,741	(33)	3,191
Change in fair value of available for sale financial assets	39	0	209	(66)
Income tax effect on income and expense recognised directly in OCI	617	(1,116)	16	(742)
Other comprehensive income	949	566	2,231	(11,254)
Total comprehensive income	10,625	7,645	39,878	6,461
Attributable to:				
Equity holders of the parent company	10,476	7,727	40,313	7,059
Non-controlling interest (Minority interest)	149	(82)	(435)	(598)
	10,625	7,645	39,878	6,461

See notes to the Interim financial statements.

CONSOLIDATED BALANCE SHEET

(in NOK million)	At 31 December 2010 (unaudited)	At 31 December 2009
ASSETS		
Non-current assets		
Property, plant and equipment	348,204	340,835
Intangible assets	39,695	54,253
Equity accounted investments	13,884	10,056
Deferred tax assets	1,878	1,960
Pension assets	5,265	2,694
Financial investments	15,357	13,267
Derivative financial instruments	20,563	17,644
Financial receivables	4,510	5,747
Total non-current assets	449,356	446,456
Current assets		
Inventories	23,627	20,196
Trade and other receivables	76,139	58,895
Current tax receivable	1,076	179
Derivative financial instruments	6,074	5,369
Financial investments	11,509	7,022
Cash and cash equivalents	30,337	24,723
Total current assets	148,762	116,384
Assets classified as held for sale	44,890	0
TOTAL ASSETS	643,008	562,840

CONSOLIDATED BALANCE SHEET

(in NOK million)	At 31 December 2010 (unaudited)	At 31 December 2009
EQUITY AND LIABILITIES		
Equity		
Share capital	7,972	7,972
Treasury shares	(18)	(15)
Additional paid-in capital	41,789	41,732
Additional paid-in capital related to treasury shares	(952)	(847)
Retained earnings	164,935	145,909
Other reserves	5,816	3,568
Statoil shareholders' equity	219,542	198,319
Non-controlling interest (Minority interest)	6,853	1,799
Total equity	226,395	200,118
Non-current liabilities		
Financial liabilities	99,797	95,962
Derivative financial instruments	3,386	1,657
Deferred tax liabilities	78,052	76,322
Pension liabilities	22,110	21,142
Asset retirement obligation, other provisions and other liabilities	67,910	55,834
Total non-current liabilities	271,255	250,917
Current liabilities		
Trade and other payables	73,551	59,801
Current tax payable	46,693	40,994
Financial liabilities	11,730	8,150
Derivative financial instruments	4,161	2,860
Total current liabilities	136,135	111,805
Liabilities directly associated with the assets classified as held for sale	9,223	0
Total liabilities	416,613	362,722
TOTAL EQUITY AND LIABILITIES	643,008	562,840

See notes to the Interim financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Other reserves		Statoil shareholders' equity	Non-controlling interest (Minority interest)	Total
						Available for sale financial assets	Currency translation adjustments			
At 31 December 2009	7,972	(15)	41,732	(847)	145,909	0	3,568	198,319	1,799	200,118
Net income for the period					38,082			38,082	(435)	37,647
Other comprehensive income					(17)	209	2,039	2,231		2,231
Dividend paid					(19,095)			(19,095)		(19,095)
Other equity transactions		(3)	57	(105)	56			5	5 489 *	5,494
At 31 December 2010	7,972	(18)	41,789	(952)	164,935	209	5,607	219,542	6,853	226,395

(in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Other reserves		Statoil shareholders' equity	Non-controlling interest (Minority interest)	Total
						Available for sale financial assets	Currency translation adjustments			
At 31 December 2008	7,972	(9)	41,450	(586)	147,998	49	17,205	214,079	1,976	216,055
Net income for the period					18,313			18,313	(598)	17,715
Other comprehensive income					2,432	(49)	(13,637)	(11,254)		(11,254)
Dividend paid					(23,085)			(23,085)		(23,085)
Other equity transactions		(6)	282	(261)	251			266	421	687
At 31 December 2009	7,972	(15)	41,732	(847)	145,909	0	3,568	198,319	1,799	200,118

* The increased non-controlling interest in the fourth quarter 2010 is mainly related to the sale of 46% in Statoil Fuel & Retail ASA. For more information see note 1 *Organisation and basis of preparation*.

See notes to the Interim financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in NOK million)	For the year ended 31 December	
	2010 (unaudited)	2009
OPERATING ACTIVITIES		
Income before tax	136,816	114,890
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Depreciation, amortisation and net impairment losses	50,608	54,056
Exploration expenditures written off	2,916	6,998
(Gains) losses on foreign currency transactions and balances	1,481	6,512
(Gains) losses on sales of assets and other items	(1,104)	(526)
Changes in working capital (other than cash and cash equivalents):		
· (Increase) decrease in inventories	(3,431)	(5,045)
· (Increase) decrease in trade and other receivables	(16,584)	11,036
· Increase (decrease) in trade and other payables	9,667	(1,365)
(Increase) decrease in current financial investments	(4,487)	2,725
(Increase) decrease in net derivative financial instruments	(594)	(9,360)*
Taxes paid	(92,266)	(100,473)
(Increase) decrease in non-current items related to operating activities	(2,207)	(6,447)*
Cash flows provided by operating activities	80,815	73,001
INVESTING ACTIVITIES		
Additions to property, plant and equipment	(66,710)	(67,152)
Exploration expenditures capitalised	(3,941)	(7,203)
Additions in other intangibles	(7,628)	(795)
Change in non-current loans granted and other non-current items	(3,972)	(1,636)
Proceeds from sale of assets	1,909	1,430
Prepayment received related to the held for sale transactions	4,124	0
Cash flows used in investing activities	(76,218)	(75,356)
FINANCING ACTIVITIES		
New non-current loans	15,562	46,318
Repayment of non-current loans	(3,249)	(4,905)
Payment (to)/from non-controlling interests	5,489 **	421
Dividend paid	(19,095)	(23,085)
Treasury shares purchased	(294)	(343)
Net current loans, bank overdrafts and other	2,154	(7,115)
Cash flows provided by (used in) financing activities	567	11,291
Net increase (decrease) in cash and cash equivalents	5,164	8,936
Effect of exchange rate changes on cash and cash equivalents	450	(2,851)
Cash and cash equivalents at the beginning of the period	24,723	18,638
Cash and cash equivalents at the end of the period	30,337	24,723

* A reclassification between the indicated line items of NOK 3,678 million for the year ended 31 December 2009 has been made in order to be consistent with the current period classification. The reclassification did not impact the Cash flows provided by operations and was deemed immaterial to the previously issued financial statements.

** Including net cash of NOK 5,195 million received from non-controlling interests related to the listing of Statoil's subsidiary Statoil Fuel and Retail ASA as a separate company on the Oslo Stock Exchange on 22 October 2010. For more information see note 1 *Organisation and basis of preparation.*

See notes to the Interim financial statements.

Notes to the interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

Statoil's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

As of 1 January 2009, all Statoil's oil and gas activities and net assets on the Norwegian Continental Shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary. Statoil Petroleum AS is co-obligor or guarantor of certain other debt obligations of Statoil ASA.

On 1 October 2010 Statoil transferred all activities relating to Statoil's Energy & Retail business from the Manufacturing and Marketing segment to Statoil Fuel & Retail ASA (SFR) and its wholly owned subsidiaries. On 22 October 2010 the shares of SFR were listed on the Oslo Stock Exchange and Statoil sold 46% of its shares. Following completion of the sale, Statoil ASA remains the majority shareholder of SFR as at year end 2010. Statoil's internal management reporting changed following the SFR listing and led to changes in Statoil's operating segments as of the fourth quarter 2010. For further information see Note 2 *Segments* to these interim financial statements.

Basis of preparation

These interim financial statements are prepared in accordance with International Accounting Standard 34 *Interim Financial Reporting* as issued by the International Accounting Standards Board and as adopted by the European Union. The interim financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (IFRS) for a complete set of financial statements. These interim financial statements should be read in conjunction with the annual financial statements. A detailed description of the accounting policies used is included in the Statoil annual financial statements for 2009.

With effect from 1 January 2010 Statoil adopted certain revised and amended accounting standards and improvements to IFRSs as further outlined in the Significant accounting policies note disclosure to Statoil's financial statements for 2009. None of these revised standards or amendments has significantly impacted the interim financial statements for the four quarters of 2010, nor have there been any other significant changes in accounting policies compared to the annual financial statements.

The interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period.

The functional currency of the entities in the Statoil group is determined based on the nature of each company's primary economic environment in which it operates. The functional currency of the parent company Statoil ASA is USD. The presentation currency for the Statoil group is NOK.

The interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. Change in accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Commercial factors affecting the financial statements

Statoil is exposed to a number of underlying economic factors, such as liquids prices, natural gas prices, refining margins, foreign exchange rates, interest rates, as well as financial instruments with fair values derived from changes in these factors, which affect the overall results for each period. In addition the results of Statoil are influenced in each period by the level of production, which in the short term may be influenced by for example maintenance programmes. In the long term, the results are impacted by the success of exploration and field development activities.

2 Segments

Operating segments

Statoil manages its operations in the following operating segments; Exploration and Production Norway, International Exploration and Production, Natural Gas, Manufacturing and Marketing, and Fuel and Retail. The Exploration and Production Norway and International Exploration and Production segments explore for, develop and produce crude oil and natural gas, and extract natural gas liquids. The Natural Gas segment transports and markets natural gas and natural gas products. Manufacturing and Marketing is responsible for petroleum refining operations and the marketing of crude oil and refined petroleum products except for natural gas and natural gas products. Fuel and Retail markets fuel and related products principally to retail consumers.

The "Other" section consists of the activities of Corporate services, Corporate center, Group Finance, Technology & New energy and Projects. The "Eliminations" section encompasses elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Operating segments align with internal management reporting to the company's chief operating decision maker, defined as the Corporate Executive Committee (CEC). The operating segments are determined based on differences in the nature of their operations, products, services and geographical location of the activity. The measure of segment profit is Net operating income. Financial items, tax expense and tax assets are not allocated to the operating segments. The measurement basis for the net operating income for each operating segment follows the accounting principles used in the financial statements as described in note 2 *Significant accounting policies* in the 2009 annual financial statements.

Statoil's internal management reporting changed and led to changes in Statoil's operating segments effective from the fourth quarter 2010. The activity included in Statoil Fuel and Retail (SFR) was previously reported as part of the Manufacturing and Marketing segment. Following the listing SFR is now being reported separately to the Corporate Executive Committee and has been assessed to constitute a separate operating segment. In the tables below, the activities of SFR and Manufacturing and Marketing have been presented in accordance with the new segment structure. Comparable periods have been restated accordingly.

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Fuel and Retail	Other	Eliminations	Total
Three months ended 31 December 2010								
Revenues third party and Other income	635	3,270	25,181	98,772	15,161	319	0	143,338
Revenues and Other income inter-segment	49,344	10,198	965	11,850	2,241	628	(75,226)	0
Net income from equity accounted investments	10	(149)	112	63	3	(91)	0	(52)
Total revenues and other income	49,989	13,319	26,258	110,685	17,405	856	(75,226)	143,286
Net operating income	33,863	4,132	4,990	(227)	447	(251)	(138)	42,816
Additions to Intangible assets and Property, plant and equipment *	8,483	11,121	958	1,483	373	278	0	22,696
Three months ended 31 December 2009								
Revenues third party and Other income	2,149	3,492	21,434	79,363	16,804	562	0	123,804
Revenues and Other income inter-segment	40,839	7,657	308	10,040	317	656	(59,817)	0
Net income from equity accounted investments	26	444	34	53	24	(16)	0	565
Total revenues and other income	43,014	11,593	21,776	89,456	17,145	1,202	(59,817)	124,369
Net operating income	27,866	2,871	3,591	(236)	174	(453)	(269)	33,543
Additions to Intangible assets and Property, plant and equipment *	6,933	9,395	559	2,280	610	334	0	20,111

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Fuel and Retail	Other	Eliminations	Total
Year ended 31 December 2010								
Revenues third party and Other income	4,101	8,358	84,480	367,782	62,283	1,511	0	528,515
Revenues and Other income inter-segment	166,571	41,930	2,765	39,224	3,571	2,207	(256,268)	0
Net income from equity accounted investments	56	707	276	226	4	(136)	0	1,133
Total revenues and other income	170,728	50,995	87,521	407,232	65,858	3,582	(256,268)	529,648
Net operating income	115,615	12,623	8,511	(1,973)	2,354	170	(72)	137,228
Additions to Intangible assets and Property, plant and equipment *	31,902	40,385	2,995	3,348	829	969	0	80,428
Year ended 31 December 2009								
Revenues third party and Other income	4,153	12,301	96,973	292,990	55,951	1,287	0	463,655
Revenues and Other income inter-segment	154,431	28,459	1,241	30,583	1,404	2,295	(218,413)	0
Net income from equity accounted investments	79	1,075	399	253	27	(55)	0	1,778
Total revenues and other income	158,663	41,835	98,613	323,826	57,382	3,527	(218,413)	465,433
Net operating income	104,318	2,599	18,488	(1,809)	1,268	(1,146)	(2,078)	121,640
Additions to Intangible assets and Property, plant and equipment *	34,875	39,354	2,528	5,010	2,608	1,340	0	85,715

* excluding movements due to changes in asset retirement obligation

In the Natural Gas segment a net expense of NOK 0.8 billion related to certain capacity contracts has been recognised during 2010. The basis for the provision is an expectation of low future utilisation of the capacity under the take or pay contract. The fourth quarter 2010 impact was a reversal of NOK 2.7 billion of the provision based on a renegotiation of certain terms of the contract.

In the Manufacturing and Marketing segment a provision of NOK 1.3 billion related to a take or pay contract was reversed and consequently reduced *Operating expenses* in the first quarter of 2009.

See note 4 *Intangible assets and property, plant and equipment* for information on impairments recognised in the International Exploration and Production segment and in the Manufacturing and Marketing segment.

On 8 October 2010 Statoil signed a Purchase and Sale agreement with Talisman Energy Inc. and Enduring Resources LLC under which Statoil, through a 50/50 joint venture with Talisman Energy Inc., acquired 67,000 net acres in the Eagle Ford shale formation in Southwest Texas. The transaction was accounted for as an asset acquisition. Total consideration for Statoil's share is USD 0.9 billion. The transaction was completed on 8 December 2010 and has been recognised in the International Exploration and Production segment. Parts of the assets acquired are organised in a jointly controlled entity and accounted for under the equity method.

3 Financial items and non-current financial liabilities

Included in *Interest and other finance expenses* are fair value effects on interest rate swap positions, which are used to manage the interest rate risk on external loans. For the three months ending 31 December 2010 this amounted to net losses of NOK 4.3 billion, caused by increased interest rates. For the twelve months ending 31 December 2010 this amounted to net gains of NOK 2.4 billion, caused by decreased interest rates.

Correspondingly, fair value net losses of NOK 2.4 billion were included in *Interest and other finance expenses* for the three months ending 31 December 2009. For the twelve months ending 31 December 2009 *Interest and other finance expenses* included fair value losses of NOK 6.8 billion, due to increased interest rates.

On 20 December 2010 the agreement for a USD 3 billion multicurrency revolving credit facility (including a USD 1 billion Swingline option) for Statoil ASA was signed with a group of 20 international banks. The facility replaced the company's USD 2 billion revolving credit facility which Statoil terminated as of 23 December 2010. The facility has a term of five years until December 2015, but includes two one year extension options which may extend the facility to December 2017. The facility agreement does not contain any repeating material adverse change clauses, nor any financial covenants. Statoil Petroleum AS is guarantor of the facility.

On 1 November 2010 Statoil Fuel & Retail ASA drew down NOK 4.0 billion on its term loan facility, maturing in October 2013. The facility is part of a multicurrency term and revolving loan facility in the aggregate amount of NOK 7.0 billion, which has been entered into with nine international banks. In addition to the NOK 4.0 billion three year term loan already drawn, the total facility agreement includes a NOK 3.0 billion five year revolving loan facility.

4 Intangible assets and property, plant and equipment

(in NOK million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2009	340,835	54,253
Additions	79,516	11,570
Transfers	10,980	(10,980)
Disposals	(2,128)	(1,007)
Assets classified as held for sale*	(32,515)	(12,375)
Expensed exploration expenditures previously capitalised	0	(2,911)
Depreciation, amortisation and net impairment losses	(50,422)	(186)
Effect of foreign currency translation adjustments	1,938	1,331
Balance at 31 December 2010	348,204	39,695

*For more information see note 6 *Assets classified as held for sale.*

In assessing the need for impairment of the carrying amount of a potentially impaired asset, the asset's carrying amount is compared to its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and estimated value in use. When preparing a value in use calculation the estimated future cash flows are adjusted for risks specific to the asset and discounted using a real post-tax discount rate adjusted for asset specific differences, such as tax rates and time horizon of cash flows.

Impairment losses and reversal of impairment losses are presented as *Exploration expenses* and *Depreciation, amortisation and net impairment losses* on the basis of their nature as exploration assets (intangible assets) and development and producing assets (property, plant and equipment and intangible assets), respectively. The table below shows the net impairment losses recognised in the reporting period by line item under which it has been reported.

(in NOK million)	For the three months ended 31 December		For the year ended 31 December	
	2010	2009	2010	2009
Depreciation, amortisation and net impairment losses	62	1,220	4,617	9,060
Exploration expenses	54	1,273	1,935	5,418
Impairment losses	116	2,493	6,552	14,478
Depreciation, amortisation and net impairment losses	0	(1,200)	(90)	(1,743)
Exploration expenses	0	0	(1,636)	0
Reversal of impairment losses	0	(1,200)	(1,726)	(1,743)
Net impairment losses	116	1,293	4,826	12,735

Impairment losses presented as *Depreciation, amortisation and net impairment losses* in 2010 relate to an impairment of NOK 2.9 billion related to a refinery in the Manufacturing and Marketing segment and to an impairment of NOK 1.6 billion related to a gas development project in the International Exploration and Production segment. The basis for the impairment loss for the refinery was reduced value in use estimates due to decreasing expectations of refining margins. The reduced value in use estimates for the gas development project was mainly driven by project delays, changes in certain cost estimates and prevailing market conditions. Net impairment losses in 2009 consisted mainly of impairments of NOK 5.4 billion recognised in the Manufacturing and Marketing segment related to two refineries and an impairment of NOK 2.6 billion and the reversal of previous impairments of NOK 1.7 billion recognised in the International Exploration and Production segment related to development and production assets.

Impairment losses and reversal of impairment losses presented as *Exploration expenses* in the year to date figures, relate mainly to exploration assets in the US Gulf of Mexico, which have been recognised in the International Exploration and Production segment.

5 Provisions, commitments, contingent liabilities and contingent assets

The increase in Asset retirement obligations, other provisions and other liabilities for the year was mainly due to an upward revision of estimates for plugging and abandonment of wells combined with the impact of decreasing interest rates on discounted cash flows. The revised estimates for plugging and abandonment follow from an update of Statoil's asset retirement obligations (ARO) estimate based on a removal study performed in the fourth quarter.

In 2010 Statoil has entered into certain new operational lease contracts for a number of drilling rigs, which contribute to an increase in the group's total future leasing commitments as of year end. The new drilling rig contracts at commencement involve future minimum lease payments of approximately NOK 18 billion and terms ranging from 6 months to 5 years.

In the third quarter of 2010 Statoil entered into a long term time charter agreement with Teekay for offshore loading and transport in the North Sea. The contract, which covers the life time of applicable producing fields and which at start-up involves seven crude tankers, has increased the group's total future operational leasing commitments with an estimated nominal total amount of approximately NOK 6 billion at year end 2010. The estimated future leasing commitment depends on assumptions made concerning field production quantities and related life time, expected decrease in the number of vessels employed over time, as well as development in other factors impacting Statoil's payable amounts under the terms of the contract.

During the normal course of its business Statoil is involved in legal proceedings, and several unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its financial statements for probable liabilities related to litigation and claims based on the Company's best judgement. Statoil does not expect that the financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

6 Assets classified as held for sale

On 21 May 2010 Statoil entered into an agreement with Sinochem Group to sell 40% of the Peregrino assets offshore Brazil. Following the transaction Statoil will hold a 60% ownership share and together with Sinochem jointly control the Peregrino assets. Statoil will remain operator of the field which is set to start production in early 2011.

Sinochem Group will pay a total of USD 3.1 billion in cash for the 40% share of the assets, through acquisition of shares in various Statoil entities. The transaction is subject to governmental approvals in Brazil. The consideration is based on an economic date of 1 January 2010 and is subject to adjustments for working capital and for a proportional share of operational and capital expenditures incurred in the period between the economic date and the date for final closing of the transaction. As at 1 January 2010 the net carrying amount of the Peregrino assets was NOK 21.4 billion (100%). The transaction will be recognised in the International Exploration and Production segment when the transaction closes.

On the basis of the agreement, the carrying amount of assets and liabilities relating to the divestment has been classified as held for sale in the *Consolidated balance sheet*. Assets and liabilities have been classified as held for sale on a 100% basis for entities subject to the transaction, including entities for which Statoil will retain a jointly controlled 60% interest after the transaction. Assets and liabilities related to the Peregrino licence owned through entities not subject to the transaction with Sinochem have not been classified as held for sale. The basis for presentation of assets classified as held for sale has been changed compared to how this was presented in the interim financial statements in the second and third quarter of 2010. In the interim financial statements for the third quarter of 2010, net assets of NOK 10.4 billion were classified as held for sale based on a 40% pro-rata share of the carrying amount in all entities related to the Peregrino licence. Following the new basis as described above, net assets of NOK 14.0 billion would have been classified as held for sale in the third quarter of 2010.

On 21 November 2010 Statoil entered into an agreement with PPT Exploration and Production (PPTEP) to sell a 40% interest in the Kai Kos Dehseh oil sands project in Alberta, Canada. Following the transaction Statoil will hold a 60% ownership share and together with PPTEP jointly control the project assets. Statoil will remain managing partner and operator of the project.

The total cash consideration, USD 2.3 billion, is subject to adjustments for working capital and for a proportional share of operational and capital expenditures incurred in the period between the economic date, set to 1 January 2011, and the date of final closing of the transaction. As at 31 December 2010 the net carrying amount of the Kai Kos Dehseh assets was NOK 21.2 billion (100%).

As at 31 December 2010 the transaction was subject to governmental approvals in Canada. These approvals were received in January 2011 and the transaction was closed on 21 January 2011. The transaction will be recognised in the International Exploration and Production segment in 2011.

On the basis of the agreement, the carrying amount of assets and liabilities relating to the divestment has been classified as held for sale in the Consolidated balance sheet on a 100% basis.

The table below shows a specification of assets and liabilities classified as held for sale:

(in NOK million)	31 December 2010
Property, plant and equipment	32,515
Intangible assets	12,375
Total assets classified as held for sale	44,890
Non-current financial liabilities	7,796
Asset retirement obligation, other provisions and other liabilities	549
Current financial liabilities	878
Total liabilities directly associated with the assets held for sale	9,223

7 Subsequent events

Statoil has changed its organisational structure and internal management reporting effective from 1 January 2011. Following these changes the composition of Statoil's reportable segments will also change with effect from 1 January 2011.

HSE accounting

Total recordable injury frequency



The total recordable injury frequency specifies the number of injuries (lost-time injuries, injuries requiring alternative work and other injuries excluding first-aid cases) per million working hours. Statoil and contractor employees are included.

Serious incident frequency



The serious incident frequency specifies the number of incidents with a very serious nature per million working hours. Statoil and contractor employees are included.

Lost-time injury frequency



The lost-time injury frequency specifies the number of total recordable injuries causing loss of time at work per million working hours. Statoil and contractor employees are included.

Oil spills



Oil spills (scm) cover unintentional oil spills reaching the natural environment from Statoil operations.

HSE accounting for 2010

Statoil's objective is to operate with zero harm to people and the environment and accordance with principles for sustainable development. We support the Kyoto protocol and apply the precautionary principle in the conduct of our business.

A key element in our HSE management system is the recording, reporting and assessment of relevant data. HSE performance indicators have been established to provide information on historical trends. The intention is to document quantitative developments over time and use the information in decision-making for systematic and purposeful improvement efforts.

HSE data are compiled by the business units and reported to the corporate executive committee, which evaluates trends and decides whether improvement measures are required. The chief executive submits the HSE results and associated assessments to the board together with the group's quarterly financial results. These results are posted on our intranet and internet sites. Quarterly HSE statistics are compiled and made accessible on our web site through the performance report.

Our three group-wide performance indicators for safety are Total Recordable Injury Frequency (TRIF), Lost-Time Injury Frequency (LTIF) and Serious Incident Frequency (SIF). These are reported quarterly at corporate level for Statoil employees and contractors. Statistics on our employees' sickness absence are reported annually.

Historical data include figures relating to acquired operations from the acquisition date. Correspondingly, figures relating to divested operations are included up to the divestment date.

Results
The HSE accounting shows the development of the HSE performance indicators over the past five years.

During 2010, our operations account for more than 140 million work hours (including contractors). These hours form the basis for the frequency indicators in the HSE accounting. Contractors handle a large proportion of the assignments for which Statoil is responsible as operator or principal enterprise.

Statoil's safety results with respect to serious incidents have shown a positive trend over the past years. The overall Serious Incident Frequency (SIF) indicator decreased from 2009 (1.9) to 2010 (1.4). There were no fatalities in Statoil in 2010.

There has been an increase in the number of total recordable injuries per million working hours (TRIF) in 2010 (4.2) compared to 2009 (4.1). Contractor TRIF year end 2010 was 4.8, and Statoil employee TRIF was 3.3. The lost-time injury frequency (injuries leading to absence from work) was 1.8 in 2010, an increase from 2009 (1.6).

In addition to our HSE accounting at group level, the business units prepare more specific HSE statistics and analyses which are used in their own improvement efforts.

Statoils performance indicators for HSE



Total recordable injury frequency

TOTAL RECORDABLE INJURY FREQUENCY

Definition: The number of fatalities, lost-time injuries, cases of alternative work necessitated by an injury and other recordable injuries, excluding first-aid injuries per million working hours.

Developments: The total recordable injury frequency (including both Statoil employees and contractors) increased from 4.1 in 2009 to 4.2 in 2010. The frequency for Statoil employees increased from 2.9 in 2009 to 3.3 in 2010, and for our contractors the total recordable injury frequency stayed the same in 2010 as in 2009 (4.8).



Lost-time injury frequency

LOST-TIME INJURY FREQUENCY

Definition: The number of lost-time injuries and fatal accidents per million working hours.

Developments: The lost-time injury frequency (including both Statoil employees and contractors) increased from 1.6 in 2009 to 1.8 in 2010. The frequency for Statoil employees increased from 1.4 in 2009 to 2.0 in 2010, and for our contractors the lost-time injury frequency stayed the same in 2010 as in 2009 (1.7).



Serious incident frequency

SERIOUS INCIDENT FREQUENCY

Definition: The number of incidents of a very serious nature per million working hours (1).

Developments: The serious incident frequency (including both Statoil employees and contractors) decreased from 1.9 in 2009 to 1.4 in 2010. There were no fatalities in Statoil in 2010.

(1) An incident is an event or chain of events which has caused or could have caused injury, illness and/or damage to/loss of property, the environment or a third party. Matrices for categorisation have been established where all undesirable incidents are categorised according to the degree of seriousness, and this forms the basis for follow-up in the form of notification, investigation, reporting, analysis, experience transfer and improvement.



Sickness absence

SICKNESS ABSENCE

Definition: The total number of sickness absence hours as percentage of planned working hours (Statoil employees)(2).

Developments: The sickness absence decreased from 4.0% in 2009 to 3.6% in 2010. The main contribution to this reduction was a reduction in the sickness absence in Statoil ASA in Norway from a stable level over the last years at approximately 4.0% to 3.5% in 2010.

(2) In 2010 Statoil calculated sickness absences percentage of planned working hours. Previous years sickness absence was calculated as a percentage of planned working days.



OIL SPILLS

Definition: Unintentional oil spills to the natural environment from Statoil operations (in cubic metres) (3).

Developments: The number of unintentional oil spills was 374 in 2010, as against 435 in 2009, and the volume decreased from 170 cubic metres in 2009 to 44 cubic metres in 2010.

(3) All unintentional oil spills reaching the natural environment from Statoil operations are included in the figure.